UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA             QUARTER:  2            YEAR:  2006
GRUPO TELEVISA, S.A.

                        CONSOLIDATED BALANCE SHEETS
                        AS OF JUNE 30, 2006 AND 2005
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 S                          CONCEPTS                             -------------------      -------------------
                                                                   AMOUNT        %         AMOUNT         %
-------------------------------------------------------------------------------------------------------------

S01  TOTAL ASSETS                                                76,022,602      100      68,129,429      100

S02  CURRENT ASSETS                                              31,358,126       41      26,878,700       39
s03  CASH AND SHORT-TERM INVESTMENTS                             18,841,549       25      15,157,601       22
s04  ACCOUNTS AND NOTES RECEIVABLE (NET)                          7,335,322       10       5,659,697        8
s05  OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                      377,964        0       1,266,841        2
s06  INVENTORIES                                                  3,796,248        5       3,976,269        6
s07  OTHER CURRENT ASSETS                                         1,007,043        1         818,292        1
S08  LONG-TERM ASSETS                                             8,812,128       12       6,660,927       10
s09  ACCOUNTS AND NOTES RECEIVABLE (NET)                                  -        -               -        -
s10  INVESTMENT IN SHARES OF NON-CONSOLIDATED                     7,358,816       10       6,472,349       10
     SUBSIDIARIES AND ASSOCIATES
s11  OTHER INVESTMENTS                                            1,453,312        2         188,578        0
S12  PROPERTY, PLANT AND EQUIPMENT (NET)                         20,168,542       27      19,704,798       29
s13  LAND AND BUILDINGS                                          13,509,053       18      13,438,623       20
s14  MACHINERY AND INDUSTRIAL EQUIPMENT                          21,287,535       28      19,643,463       29
s15  OTHER EQUIPMENT                                              3,098,685        4       3,268,539        5
s16  ACCUMULATED DEPRECIATION                                    18,593,197       24      17,348,591       25
s17  CONSTRUCTION IN PROGRESS                                       866,466        1         702,764        1
s18  INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)                11,299,667       15      10,522,820       15
s19  OTHER ASSETS                                                 4,384,139        6       4,362,184        6

S20  TOTAL LIABILITIES                                           41,933,826      100      42,333,244      100

S21  CURRENT LIABILITIES                                          7,693,481       18       8,184,584       19
s22  SUPPLIERS                                                    3,568,304        9       2,929,275        7
s23  BANK LOANS                                                     125,524        0         134,180        0
s24  STOCK MARKET LOANS                                             950,904        2       2,276,023        5
s25  TAXES PAYABLE                                                  529,390        1         435,130        1
s26  OTHER CURRENT LIABILITIES                                    2,519,359        6       2,409,976        6
S27  LONG-TERM LIABILITIES                                       20,186,561       48      21,929,726       52
s28  BANK LOANS                                                   7,177,302       17       4,970,610       12
s29  STOCK MARKET LOANS                                          11,155,410       27      15,088,949       36
s30  OTHER LOANS                                                  1,853,849        4       1,870,167        4
s31  DEFERRED LIABILITIES                                        13,736,466       33      10,749,255       25
s32  OTHER NON CURRENT LIABILITIES                                  317,318        1       1,469,679        3

S33  CONSOLIDATED STOCKHOLDERS' EQUITY                           34,088,776      100      25,796,185      100

s34  MINORITY INTEREST                                            1,286,957        4          58,231        0
S35  MAJORITY INTEREST                                           32,801,819       96      25,737,954      100
S36  CONTRIBUTED CAPITAL                                         14,035,080       41      14,193,806       55
s79  CAPITAL STOCK                                                9,795,186       29       9,953,912       39
s39  PREMIUM ON SALES OF SHARES                                   4,239,894       12       4,239,894       16
s40  CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                           -        0               -        0
S41  EARNED CAPITAL                                              18,766,739       55      11,544,148       45
s42  RETAINED EARNINGS AND CAPITAL RESERVE                       28,371,124       83      23,752,923       92
s44  ACCUMULATED OTHER COMPREHENSIVE RESULT                      (4,305,004)     (13)     (5,564,153)     (22)
s80  SHARES REPURCHASED                                          (5,299,381)     (16)     (6,644,622)     (26)

                        CONSOLIDATED BALANCE SHEETS
                        BREAKDOWN OF MAJOR CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 S                          CONCEPTS                             -------------------      -------------------
                                                                   AMOUNT        %         AMOUNT         %
-------------------------------------------------------------------------------------------------------------

S03   CASH AND SHORT-TERM INVESTMENTS                           18,841,549      100      15,157,601      100
s46   CASH                                                         805,810        4         466,120        3
s47   SHORT-TERM INVESTMENTS                                    18,035,739       96      14,691,481       97

S07   OTHER CURRENT ASSETS                                       1,007,043      100         818,292      100
s81   DERIVATIVE FINANCIAL INSTRUMENTS                                   -        -               -        -
s82   DISCONTINUED OPERATIONS                                            -        -               -        -
s83   OTHER                                                      1,007,043      100         818,292      100

S18   INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)              11,299,667      100      10,522,820      100
s48   DEFERRED EXPENSES (NET)                                    2,856,417       25       2,788,906       27
s49   GOODWILL                                                   8,443,250       75       7,733,914       73
s51   OTHER                                                              -        -               -        -

S19   OTHER ASSETS                                               4,384,139      100       4,362,184      100
s84   INTANGIBLE ASSET FROM LABOR OBLIGATIONS                            -        -               -        -
s85   DERIVATIVE FINANCIAL INSTRUMENTS                                   -        -               -        -
s50   DEFERRED TAXES                                                     -        -               -        -
s86   DISCONTINUED OPERATIONS                                            -        -               -        -
s87   OTHER                                                      4,384,139      100       4,362,184      100

S21   CURRENT LIABILITIES                                        7,693,481      100       8,184,584      100
s52   FOREIGN CURRENCY LIABILITIES                               2,789,539       36       4,602,566       56
s53   MEXICAN PESOS LIABILITIES                                  4,903,942       64       3,582,018       44

S26   OTHER CURRENT LIABILITIES                                  2,519,359      100       2,409,976      100
s88   DERIVATIVE FINANCIAL INSTRUMENTS                             207,746        8         466,647       19
s89   ACCRUED INTEREST                                             270,265       11         447,024       19
s68   PROVISIONS                                                         -        -               -        -
s90   DISCONTINUED OPERATIONS                                            -        -               -        -
s58   OTHER                                                      2,041,348       81       1,496,305       62

S27   LONG-TERM LIABILITIES                                     20,186,561      100      21,929,726      100
s59   FOREIGN CURRENCY LIABILITIES                              12,851,308       64      15,980,939       73
s60   MEXICAN PESOS LIABILITIES                                  7,335,253       36       5,948,787       27

S31   DEFERRED LIABILITIES                                      13,736,466      100      10,749,255      100
s65   NEGATIVE GOODWILL                                                  -        -               -        -
s67   OTHER                                                     13,736,466      100      10,749,255      100

S32   OTHER NON CURRENT LIABILITIES                                317,318      100       1,469,679      100
s66   DEFERRED TAXES                                               108,626       34       1,308,961       89
s91   LABOR OBLIGATIONS                                            208,692       66         160,718       11
s92   DISCONTINUED OPERATIONS                                            -        -               -        -
s69   OTHER LIABILITIES                                                  -        -               -        -

S79   CAPITAL STOCK                                              9,795,186      100       9,953,912      100
s37   CAPITAL STOCK (NOMINAL)                                    2,483,923       25       2,524,174       25
s38   RESTATEMENT OF CAPITAL STOCK                               7,311,263       75       7,429,738       75

S42   RETAINED EARNINGS AND CAPITAL RESERVE                     28,371,124      100      23,752,923      100
s93   LEGAL RESERVE                                              1,990,782        7       1,810,107        8
s43   RESERVE FOR REPURCHASE OF SHARES                           4,313,485       15       5,782,020       24
s94   OTHER RESERVES                                                     -        -               -        -
s95   RETAINED EARNINGS                                         18,468,576       65      14,230,063       60
s45   NET INCOME                                                 3,598,281       13       1,930,733        8

S44   ACCUMULATED OTHER COMPREHENSIVE RESULT                    (4,305,004)     100      (5,564,153)     100
s70   ACCUMULATED MONETARY RESULT                                  (32,803)       1         (32,803)       1
s71   RESULT FROM HOLDING NON-MONETARY ASSETS                   (1,689,350)      39      (2,205,622)      40
s96   CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION       (1,333,436)      31      (1,706,842)      31
s97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS            -        -               -        -
s98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                (3,006,033)      70      (3,006,033)      54
s99   LABOR OBLIGATIONS ADJUSTMENT                                       -        -               -        -
s100  OTHER                                                      1,756,618      (41)      1,387,147      (25)

                     CONSOLIDATED FINANCIAL STATEMENTS
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 S                          CONCEPTS                             -------------------      -------------------
                                                                       AMOUNT                   AMOUNT
-------------------------------------------------------------------------------------------------------------

 s57   OTHER CURRENT LIABILITIES WITH COST (S26)                           85,477                     74,473
 s63   OTHER LOANS WITH COST (S32)                                      1,223,336                  1,278,591
 s72   WORKING CAPITAL                                                 23,664,645                 18,694,116
 s73   PENSIONS  AND SENIORITY PREMIUMS                                 1,442,850                  1,220,349
 s74   EXECUTIVES (*)                                                          35                         35
 s75   EMPLOYEES (*)                                                       15,893                     14,651
 s76   WORKERS (*)                                                              -                          -
 s77   OUTSTANDING SHARES (*)                                     341,594,068,647            340,788,146,907
 s78   REPURCHASED SHARES (*)                                      21,790,830,984             28,485,223,494
s101   RESTRICTED CASH                                                    138,868                    138,928
s102   NET DEBT OF NON CONSOLIDATED COMPANIES                          15,680,222                 15,219,379

   (*) THESE CONCEPTS ARE STATED IN UNITS

                     CONSOLIDATED STATEMENTS OF INCOME
               FROM JANUARY 1 THROUGH JUNE 30, 2006 AND 2005
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 R                          CONCEPTS                             -------------------      -------------------
                                                                   AMOUNT        %         AMOUNT         %
-------------------------------------------------------------------------------------------------------------

r01   NET SALES                                                  17,245,463      100     14,679,424       100
r02   COST OF SALES                                               8,595,503       50      7,864,313        54
R03   GROSS PROFIT                                                8,649,960       50      6,815,111        46
r04   OPERATING EXPENSES                                          2,685,380       16      2,333,276        16
R05   OPERATING INCOME                                            5,964,580       35      4,481,835        31
r06   INTEGRAL FINANCING COST                                        17,092        0      1,006,774         7
R07   INCOME AFTER INTEGRAL FINANCING COST                        5,947,488       34      3,475,061        24
r08   OTHER EXPENSE AND INCOME, NET                                  95,654        1        273,362         2
r44   NON-RECURRING CHARGES                                         527,194        3        190,665         1
R09   INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
      SHARING                                                     5,324,640       31      3,011,034        21
r10   PROVISION FOR TAXES AND EMPLOYEES' PROFIT
      SHARING                                                     1,446,132        8        785,686         5
R11   NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
      SHARING                                                     3,878,508       22      2,225,348        15
r12   SHARE IN NET INCOME OF NON-CONSOLIDATED
      SUBSIDIARIES AND ASSOCIATES                                  (185,844)      (1)       160,313         1
R13   CONSOLIDATED NET INCOME OF CONTINUING
      OPERATIONS                                                  3,692,664       21      2,385,661        16
r14   INCOME FROM DISCONTINUED OPERATIONS                                 -        0              -         0
R15   CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
      ITEMS                                                       3,692,664       21      2,385,661        16
r16   EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                           -        0              -         0
r17   CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                       -        0        183,571         1
R18   NET CONSOLIDATED INCOME                                     3,692,664       21      2,202,090        15
r19   NET INCOME OF MINORITY INTEREST                                94,383        1        271,357         2
R20   NET INCOME OF MAJORITY INTEREST                             3,598,281       21      1,930,733        13

                     CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 R                          CONCEPTS                             -------------------      -------------------
                                                                   AMOUNT        %         AMOUNT         %
-------------------------------------------------------------------------------------------------------------

R01   NET SALES                                                   17,245,463       100    14,679,424     100
r21   DOMESTIC                                                    15,224,511        88    12,891,816      88
r22   FOREIGN                                                      2,020,952        12     1,787,608      12
r23   TRANSLATED INTO DOLLARS (***)                                  178,120         1       161,278       1

R06   INTEGRAL FINANCING COST                                         17,092       100     1,006,774     100
r24   INTEREST EXPENSE                                               947,932     5,546     1,111,986     110
r42   LOSS (GAIN) ON RESTATEMENT OF UDI'S                              9,826        57        12,744       1
r45   OTHER FINANCIAL COSTS                                                -         0             -       0
r26   INTEREST INCOME                                                569,657     3,333       573,659      57
r46   OTHER FINANCIAL PRODUCTS                                             -         0             -       0
r25   FOREIGN EXCHANGE LOSS (GAIN), NET                             (432,914)   (2,533)      412,618      41
r28   RESULT FROM MONETARY POSITION                                   61,905       362        43,085       4

R10   PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING            1,446,132       100       785,686     100
r32   INCOME TAX AND ASSET TAX, CURRENT                            1,516,260       105       809,157     103
r33   INCOME TAX AND ASSET TAX, DEFERRED                             (75,292)       (5)      (26,844)     (3)
r34   EMPLOYEES' PROFIT SHARING, CURRENT                               5,164         0         3,373       0
r35   EMPLOYEES' PROFIT SHARING, DEFERRED                                  -         0             -       0

(***) THOUSANDS OF DOLLARS

                     CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 R                          CONCEPTS                             -------------------      -------------------
                                                                       AMOUNT                   AMOUNT
-------------------------------------------------------------------------------------------------------------

r36   TOTAL SALES                                                    18,469,127               15,883,420
r37   TAX RESULT FOR THE YEAR                                         4,745,786                1,509,286
r38   NET SALES (**)                                                 35,258,759               31,506,321
r39   OPERATING INCOME (**)                                          12,355,934                9,741,362
r40   NET INCOME OF MAJORITY INTEREST (**)                            7,833,010                5,415,053
r41   NET CONSOLIDATED INCOME (**)                                    8,747,122                5,936,344
r47   DEPRECIATION AND AMORTIZATION                                   1,284,363                1,125,304

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS


                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                FROM APRIL 1 THROUGH JUNE 30, 2006 AND 2005
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
RT                          CONCEPTS                             -------------------      -------------------
                                                                   AMOUNT        %         AMOUNT         %
-------------------------------------------------------------------------------------------------------------

rt01   NET SALES                                                  9,799,070     100       8,106,521      100
rt02   COST OF SALES                                              4,611,924      47       4,128,950       51
RT03   GROSS PROFIT                                               5,187,146      53       3,977,571       49
rt04   OPERATING EXPENSES                                         1,394,338      14       1,192,923       15
RT05   OPERATING INCOME                                           3,792,808      39       2,784,648       34
rt06   INTEGRAL FINANCING COST                                     (195,067)     (2)        694,344        9
RT07   INCOME AFTER INTEGRAL FINANCING COST                       3,987,875      41       2,090,304       26
rt08   OTHER EXPENSE AND INCOME, NET                                 68,314       1         240,974        3
rt44   NON-RECURRING CHARGES                                        468,129       5          16,829        0
RT09   INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
       SHARING                                                    3,451,432      35       1,832,501       23
rt10   PROVISION FOR TAXES AND EMPLOYEES' PROFIT
       SHARING                                                      933,898      10         464,669        6
RT11   NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
       SHARING                                                    2,517,534      26       1,367,832       17
rt12   SHARE IN NET INCOME OF NON-CONSOLIDATED
       SUBSIDIARIES AND ASSOCIATES                                 (232,863)     (2)        141,351        2
RT13   CONSOLIDATED NET INCOME OF CONTINUING
       OPERATIONS                                                 2,284,671      23       1,509,183       19
rt14   INCOME FROM DISCONTINUED OPERATIONS                                -       0               -        0
RT15   CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
       ITEMS                                                      2,284,671      23       1,509,183       19
rt16   EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                          -       0               -        0
rt17   CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                      -       0               -        0
RT18   NET CONSOLIDATED INCOME                                    2,284,671      23       1,509,183       19
rt19   NET INCOME OF MINORITY INTEREST                              (22,760)     (0)        191,463        2
RT20   NET INCOME OF MAJORITY INTEREST                            2,307,431      24       1,317,720       16

                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
RT                          CONCEPTS                             -------------------      -------------------
                                                                   AMOUNT        %         AMOUNT         %
-------------------------------------------------------------------------------------------------------------

RT01   NET SALES                                                 9,799,070      100       8,106,521      100
rt21   DOMESTIC                                                  8,667,986       88       7,131,435       88
rt22   FOREIGN                                                   1,131,084       12         975,086       12
rt23   TRANSLATED INTO DOLLARS (***)                                96,336        1          90,717        1

RT06   INTEGRAL FINANCING COST                                    (195,067)     100         694,344      100
rt24   INTEREST EXPENSE                                            488,847     (251)        557,739       80
rt42   LOSS (GAIN) ON RESTATEMENT OF UDI'S                          (1,313)       1           2,173        0
rt45   OTHER FINANCIAL COSTS                                             -        0               -        0
rt26   INTEREST INCOME                                             293,264     (150)        271,992       39
rt46   OTHER FINANCIAL PRODUCTS                                          -        0               -        0
rt25   FOREIGN EXCHANGE LOSS (GAIN), NET                          (404,404)     207         381,858       55
rt28   RESULT FROM MONETARY POSITION                                15,067       (8)         24,566        4

RT10   PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING           933,898      100         464,669      100
rt32   INCOME TAX AND ASSET TAX, CURRENT                           991,762      106         538,184      116
rt33   INCOME TAX AND ASSET TAX, DEFERRED                          (61,050)      (7)        (76,008)     (16)
rt34   EMPLOYEES' PROFIT SHARING, CURRENT                            3,186        0           2,493        1
rt35   EMPLOYEES' PROFIT SHARING, DEFERRED                               -        0               -        0

 (***) THOUSANDS OF DOLLARS


                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
RT                          CONCEPTS                             -------------------      -------------------
                                                                       AMOUNT                   AMOUNT
-------------------------------------------------------------------------------------------------------------

rt47   DEPRECIATION AND AMORTIZATION                                      656,504                 565,927


          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
               FROM JANUARY 1 THROUGH JUNE 30, 2006 AND 2005
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 C                          CONCEPTS                             -------------------      -------------------
                                                                       AMOUNT                   AMOUNT
-------------------------------------------------------------------------------------------------------------

c01   CONSOLIDATED NET INCOME                                        3,692,664                 2,202,090
c02   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
      USING RESOURCES                                                1,431,232                 1,360,535
C03   RESOURCES FROM NET INCOME FOR THE YEAR                         5,123,896                 3,562,625
c04   RESOURCES PROVIDED OR USED IN OPERATION                        2,582,329                 1,530,201
C05   RESOURCES PROVIDED BY (USED FOR) OPERATING
      ACTIVITIES                                                     7,706,225                 5,092,826
c06   RESOURCES PROVIDED BY (USED FOR) EXTERNAL
      FINANCING ACTIVITIES                                           1,248,497                  (628,899)
c07   RESOURCES PROVIDED BY (USED FOR) INTERNAL
      FINANCING ACTIVITIES                                          (1,407,571)               (4,646,786)
C08   RESOURCES PROVIDED BY (USED FOR) FINANCING
      ACTIVITIES                                                      (159,074)               (5,275,685)
C09   RESOURCES PROVIDED BY (USED FOR) INVESTMENT
      ACTIVITIES                                                    (3,579,864)               (1,967,545)
c10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
      INVESTMENTS                                                    3,967,287                (2,150,404)
c11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD                                           14,874,262                17,308,005
c12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD                                                     18,841,549                15,157,601

          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                         BREAKDOWN OF MAIN CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                                 CURRENT YEAR            PREVIOUS YEAR
 C                          CONCEPTS                             -------------------      -------------------
                                                                       AMOUNT                   AMOUNT
-------------------------------------------------------------------------------------------------------------

C02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
      USING RESOURCES                                                1,431,232                1,360,535
c13    + DEPRECIATION AND AMORTIZATION FOR THE YEAR                  1,284,363                1,125,304
c41    + (-) OTHER ITEMS                                               146,869                  235,231

C04   RESOURCES PROVIDED OR USED IN OPERATION                        2,582,329                1,530,201
c18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE              6,651,540                6,020,163
c19    + (-) DECREASE (INCREASE) IN INVENTORIES                       (180,236)                 690,521
c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
      RECEIVABLE AND OTHER ASSETS                                     (226,895)                (116,608)
c21    + (-) INCREASE (DECREASE) IN SUPPLIERS                          594,325                  708,485
c22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES               (4,256,405)              (5,772,360)

C06   RESOURCES PROVIDED BY (USED FOR) EXTERNAL
      FINANCING ACTIVITIES                                           1,248,497                 (628,899)
c23    + BANK FINANCING                                              3,500,000                        -
c24    + STOCK MARKET FINANCING                                              -                6,650,402
c25    + DIVIDEND RECEIVED                                                   -                        -
c26    + OTHER FINANCING                                                     -                        -
c27    (-) BANK FINANCING AMORTIZATION                                (123,092)                (155,086)
c28    (-) STOCK MARKET FINANCING AMORTIZATION                      (3,154,617)              (6,636,339)
c29    (-) OTHER FINANCING AMORTIZATION                                      -                  (86,720)
c42    + (-) OTHER ITEMS                                             1,026,206                 (401,156)

C07   RESOURCES PROVIDED BY (USED FOR) INTERNAL
      FINANCING ACTIVITIES                                          (1,407,571)              (4,646,786)
c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                            -                        -
c31    (-) DIVIDENDS PAID                                           (1,083,143)              (4,333,849)
c32    + PREMIUM ON SALE OF SHARES                                           -                        -
c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                           -                        -
c43    + (-) OTHER ITEMS                                              (324,428)                (312,937)

C09   RESOURCES PROVIDED BY (USED FOR) INVESTMENT
      ACTIVITIES                                                    (3,579,864)              (1,967,545)
c34    + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS            (700,253)                  75,755
c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT             (1,180,200)              (1,091,984)
c36    (-) INCREASE IN CONSTRUCTION IN PROGRESS                              -                        -
c37    + (-) SALE OF OTHER PERMANENT INVESTMENTS                             -                        -
c38    + SALE OF TANGIBLE FIXED ASSETS                                 190,821                   73,955
c39    + (-) OTHER ITEMS                                            (1,890,232)              (1,025,271)

                                   RATIOS
                                CONSOLIDATED

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------

REF                         CONCEPTS                             CURRENT YEAR            PREVIOUS YEAR
 P
-------------------------------------------------------------------------------------------------------------

      YIELD
p01   NET INCOME TO NET SALES                                     21.41     %             15.00     %
p02   NET INCOME TO STOCKHOLDERS' EQUITY (**)                     23.87     %             21.03     %
p03   NET INCOME TO TOTAL ASSETS (**)                             11.50     %              8.71     %
p04   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                  17.57     %             96.53     %
p05   RESULT FROM MONETARY POSITION TO NET INCOME                 (1.67)    %             (1.95)    %

      ACTIVITY
p06   NET SALES TO NET ASSETS (**)                                 0.46  times             0.46  times
p07   NET SALES TO FIXED ASSETS (**)                               1.74  times             1.59  times
p08   INVENTORIES TURNOVER (**)                                    4.63  times             4.28  times
p09   ACCOUNTS RECEIVABLE IN DAYS OF SALES                        66.57  days             60.34  days
p10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)            9.42     %              9.75     %

      LEVERAGE
p11   TOTAL LIABILITIES TO TOTAL ASSETS                           55.15     %             62.13     %
p12   TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                    1.23  times             1.64  times
p13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES           37.29     %             48.62     %
p14   LONG-TERM LIABILITIES TO FIXED ASSETS                      100.08     %            111.29     %
p15   OPERATING INCOME TO INTEREST PAID                            6.29  times             4.03  times
p16   NET SALES TO TOTAL LIABILITIES (**)                          0.84  times             0.74  times

      LIQUIDITY
p17   CURRENT ASSETS TO CURRENT LIABILITIES                        4.07  times             3.28  times
p18   CURRENT ASSETS LESS INVENTORY TO CURRENT
      LIABILITIES                                                  3.58  times             2.79  times
p19   CURRENT ASSETS TO TOTAL LIABILITIES                          0.74  times             0.63  times
p20   AVAILABLE ASSETS TO CURRENT LIABILITIES                    244.90     %            185.19     %

      STATEMENTS OF CHANGES
p21   RESOURCES FROM NET INCOME TO NET SALES                      29.71     %             24.26     %
p22   RESOURCES FROM CHANGES IN WORKING CAPITAL TO
      NET SALES                                                   14.97     %             10.42     %
p23   RESOURCES GENERATED (USED) IN OPERATING TO
      INTEREST PAID                                                8.12  times             4.57  times
p24   EXTERNAL FINANCING TO RESOURCES PROVIDED BY
      (USED FOR) FINANCING                                      (784.85)    %             11.92     %
p25   INTERNAL FINANCING TO RESOURCES PROVIDED BY
      (USED FOR) FINANCING                                       884.85     %             88.07     %
p26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
      RESOURCES PROVIDED BY (USED FOR) INVESTMENT
      ACTIVITIES                                                  32.96     %             55.49     %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                               DATA PER SHARE
                      CONSOLIDATED FINANCIAL STATEMENT

                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
                                                                    CURRENT YEAR             PREVIOUS YEAR
REF                         CONCEPTS                             -------------------      -------------------
 D                                                                     AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------

d01   BASIC PROFIT PER ORDINARY SHARE (**)                         $     .02               $     .02

d02   BASIC PROFIT PER PREFERRED SHARE (**)                        $     .00               $     .00

d03   DILUTED PROFIT PER ORDINARY SHARE (**)                       $     .00               $     .00

d04   CONTINUING OPERATING PROFIT PER COMMON SHARE (**)            $     .03               $     .02

d05   EFFECT OF DISCONTINUED OPERATION ON CONTINUING
      OPERATING PROFIT PER SHARE (**)                              $     .00               $     .00

d06   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
      CONTINUING OPERATING PROFIT PER SHARE (**)                   $     .00               $     .00

d07   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUING OPERATING PROFIT PER SHARE (**)                   $     .00               $     .00

d08   CARRYING VALUE PER SHARE                                     $     .10               $     .08

d09   CASH DIVIDEND ACCUMULATED PER SHARE                          $     .00               $     .01

d10   DIVIDEND IN SHARES PER SHARE                                       .00  shares             .00  shares

d11   MARKET PRICE TO CARRYING VALUE                                    3.90  times             3.77  times

d12   MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)             16.30  times            17.99  times

d13   MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)              .00  times              .00  times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA             QUARTER:  2            YEAR:  2006
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES(1)
                                                               CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.271,376 OF RESALE OF SHARES
REPURCHASED, PS.(379,810) OF REPURCHASE OF SHARES, PS.87,659 OF SHARES COMPENSATION PLAN, PS.359,478 OF BENEFIT DILUTION IN GRUPO INNOVA AND PS.(663,131) FOR CAPITAL DISTRIBUTION IN CONNECTION WITH THE ACQUISITION OF MINORITY INTEREST IN GRUPO INNOVA.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

LINE S102: THESE AMOUNTS ARE RECOGNIZED AS OTHER INVESTMENTS (REF. S11).

                       ANALYSIS OF PAID CAPITAL STOCK


                                                                                                                    CONSOLIDATED
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                          CAPITAL STOCK
                                                    NUMBER OF SHARES                               (Thousands of Mexican Pesos)
                            -------------------------------------------------------------------  -------------------------------
         NOMINAL    VALID        FIXED          VARIABLE                             FREE
SERIES    VALUE    COUPON       PORTION         PORTION          MEXICAN         SUBSCRIPTION          FIXED         VARIABLE
--------------------------------------------------------------------------------------------------------------------------------
A                           114,599,087,440                  114,599,087,440                              852,636
B                            54,281,436,395                   54,281,436,395                              411,974
D                            86,356,772,406                   86,356,772,406                              629,782
L                            86,356,772,406                                     86,356,772,406            629,782
TOTAL                       341,594,068,647            0     255,237,296,241    86,356,772,406          2,524,174          0
--------------------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION
 WAS SENT:                                                                                        341,594,068,647
                                                                                                  ---------------

NOTES:

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:         TLEVISA                       DATE:   7/18/2006

GENERAL DATA OF ISSUER
============================================================================

COMPANY'S NAME:              GRUPO TELEVISA, S.A.
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-20-00
FAX:                         5261-24-94
INTERNET ADDRESS:            www.televisa.com.mx



TAX DATA OF THE ISSUER
============================================================================

COMPANY TAX CODE:            GTE901219GK3
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.


EXECUTIVES DATA
============================================================================
BMV POSITION:                CHAIRMAN OF THE BOARD
POSITION:                    CHAIRMAN OF THE BOARD
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                GENERAL DIRECTOR
POSITION:                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                FINANCE DIRECTOR
POSITION:                    CHIEF FINANCIAL OFFICER
NAME:                        LIC. SALVI  FOLCH VIADERO
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-80
FAX:                         5261-20-39
E-MAIL:                      sfolch@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:                    VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                             GRUPO TELEVISA
NAME:                        LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-85
FAX:                         5261-25-46
E-MAIL:                      jmijares@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING SHARE REPURCHASE
                             INFORMATION
POSITION:                    DIRECTOR FINANCIAL OFFICER
NAME:                        LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-21-35
FAX:                         5261-25-24
E-MAIL:                      gphilips@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR LEGAL MATTERS
POSITION:                    VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:                        LIC. JOAQUIN BALCARCEL SANTA CRUZ
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-33
FAX:                         5261-25-46
E-MAIL:                      jbalcarcel@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:                    DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                    EXTERNAL GENERAL COUNSEL
NAME:                        LIC. RICARDO MALDONADO YANEZ
ADDRESS:                     MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                LOMAS DE CHAPULTEPEC
ZIP CODE:                    11000
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5201-74-47
FAX:                         5520-10-65
E-MAIL:                      rmaldonado@macf.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR PAYMENT
POSITION:                    DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx



BOARD OF DIRECTORS
============================================================================

POSITION:             PRESIDENT
NAME:                 EMILIO FERNANDO AZCARRAGA JEAN

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 EMILIO FERNANDO AZCARRAGA JEAN

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOAQUIN BALCARCEL SANTA CRUZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ALFONSO DE ANGOITIA NORIEGA

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 SALVI RAFAEL FOLCH VIADERO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 JULIO BARBA HURTADO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JORGE LUTTEROTH ECHEGOYEN

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 JOSE ANTONIO BASTON PATINO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 RAFAEL CARABIAS PRINCIPE

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 MANUEL J. CUTILLAS COVANI

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 SALVI RAFAEL FOLCH VIADERO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 GILBERTO PEREZALONSO CIFUENTES

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 FRANCISCO JOSE CHEVEZ ROBELO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 FERNANDO SENDEROS MESTRE

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JUAN FERNANDO CALVILLO ARMENDARIZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 BERNARDO GOMEZ MARTINEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 LEOPOLDO GOMEZ GONZALEZ BLANCO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 CLAUDIO X. GONZALEZ LAPORTE

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 GUILLERMO NAVA GOMEZ-TAGLE

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ENRIQUE KRAUZE KLEINBORT

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 MAXIMILIANO ARTEAGA CARLEBACH

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ALEJANDRO QUINTERO INIGUEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 FELIX ARAUJO RAMIREZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 MARIA ASUNCION ARAMBURUZABALA LARREGUI

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JUAN PABLO ANDRADE FRICH

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 CARLOS FERNANDEZ GONZALEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 LUCRECIA ARAMBURUZABALA LARREGUI

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 CARLOS SLIM DOMIT

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOSE HEREDIA BRETON

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 LORENZO H. ZAMBRANO TREVINO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 ALEXANDRE MOREIRA PENNA DA SILVA

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 PEDRO ASPE ARMELLA

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOSE ANTONIO LARA DEL OLMO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ALBERTO BAILLERES GONZALEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 RAUL MORALES MEDRANO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ROBERTO HERNANDEZ RAMIREZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 ALBERTO MONTIEL CASTELLANOS

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 GERMAN LARREA MOTA VELASCO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOSE LUIS FERNANDEZ FERNANDEZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ENRIQUE FRANCISCO J. SENIOR HERNANDEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 HERBERT ALLEN III

----------------------------------------------------------------------------

POSITION:             STATUTORY AUDITOR
NAME:                 MARIO SALAZAR ERDMANN

----------------------------------------------------------------------------

POSITION:             ALTERNATE STATUTORY AUDITOR
NAME:                 JOSE MIGUEL ARRIETA MENDEZ

----------------------------------------------------------------------------

 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.







 -------------------------------            -----------------------------
      EMILIO AZCARRAGA JEAN                      SALVI FOLCH VIADERO
  PRESIDENT AND CHIEF EXECUTIVE                 CHIEF FINANCIAL OFFICER
            OFFICER







                        MEXICO, D.F., JULY 17, 2006

                     ANALYSIS OF INVESTMENTS IN SHARES
                                SUBSIDIARIES

                                                                                                            CONSOLIDATED
                                                                                                          FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------
                                                                                        NUMBER                %
                COMPANY NAME                        MAIN ACTIVITIES                    OF SHARES          OWNERSHIP
------------------------------------------------------------------------------------------------------------------------

 1   CORPORATIVO VASCO DE QUIROGA,       PROMOTION AND DEVELOPMENT OF
     S.A. DE C.V.                        COMPANIES                                      12,511,529          100.00
 2   CVQ ESPECTACULOS, S.A. DE C.V.      PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                      13,400,500          100.00
 3   DTH EUROPA, S.A.                    PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                       1,080,182           90.25
 4   EDITORA FACTUM, S.A. DE C.V.        PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                     666,569,438          100.00
 5   EDITORIAL TELEVISA, S.A. DE C.V.    PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                       1,037,498          100.00
 6   FACTUM MAS, S.A. DE C.V.            PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                   5,482,020,219          100.00
 7   GRUPO DISTRIBUIDORAS INTERMEX,      DISTRIBUTION OF BOOKS
     S.A. DE C.V.                        AND MAGAZINES                                 242,378,445          100.00
 8   CAMPUS AMERICA, S.A. DE C.V.        PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                     418,881,301          100.00
 9   PROMO-INDUSTRIAS                    PROMOTION AND DEVELOPMENT OF
     METROPOLITANAS, S.A. DE C.V.        COMPANIES                                       1,185,147          100.00
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.    COMMERCIALIZATION OF
                                         RADIO PROGRAMMING                              76,070,313           50.00
 11  TELEPARABOLAS, S.L.                 MAINTENANCE OF PARABOLIC DISHES                     1,500          100.00
 12  TELESISTEMA MEXICANO, S.A. DE C.V.  COMMERCIALIZATION OF TELEVISION               149,442,880          100.00
 13  TELEVISA ARGENTINA, S.A.            COMMERCIAL OPERATION OF TELEVISION              1,425,000           95.00
 14  TELEVISA JUEGOS, S.A. DE C.V.       PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                          65,249          100.00
 15  TELEVISION INDEPENDIENTE DE         PROMOTION AND DEVELOPMENT OF
     MEXICO, S.A. DE C.V.                COMPANIES                                      32,864,116          100.00

 16  CAPITALIZED INTEGRAL COST OF        FOR THE YEARS 1994, 1995, 1996 AND 1998                 -               -
     FINANCING

                     ANALYSIS OF INVESTMENTS IN SHARES
                                 ASSOCIATES

                                                                                                                    CONSOLIDATED
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      TOTAL AMOUNT
                                                                                                  (Thousands of Mexican Pesos)
                                                                                                 -------------------------------
                                                                       NUMBER            %          ACQUISITION        BOOK
               COMPANY NAME                 MAIN ACTIVITIES           OF SHARES      OWNERSHIP         COST            VALUE
--------------------------------------------------------------------------------------------------------------------------------


1   ARGOS COMUNICACION, S.A. DE C.V.     OPERATION AND/OR
                                         BROADCASTING OF T.V.         33,000,000        15.30         137,000         45,057
2   DIBUJOS ANIMADOS MEXICANOS           PRODUCTION OF
    DIAMEX, S.A. DE C.V.                 ANIMATED CARTOONS             1,735,560        49.00           4,384            765
3   EDITORIAL CLIO, LIBROS Y VIDEOS,     PUBLISHING AND PRINTING
    S.A. DE C.V.                         OF BOOKS AND MAGAZINES        3,227,050        30.00          26,270         16,225
4   ENDEMOL MEXICO, S.A. DE C.V.         COMMERCIALIZATION OF
                                         TELEVISION PROGRAMMING           24,500        49.00           1,635         16,114
5   EN VIVO ESPECTACULOS, S. DE R.L.     LIVE ENTERTAINMENT IN
    DE C.V.                              MEXICO                                2       100.00           4,898          1,225
6   MAS FONDOS, S.A. DE C.V.             MUTUAL FUND DISTRIBUTION
                                         COMPANY                          99,758        46.55          99,758         (1,480)
7   METROS CUBICOS, S.A. DE C.V.         PORTAL INTERNET               2,089,343        18.65          43,031          4,059
8   OCESA ENTRETENIMIENTO, S.A. DE       LIVE ENTERTAINMENT IN
    C.V.                                 MEXICO                       14,100,000        40.00       1,095,581        522,591
9   CONTROLADORA VUELA
    COMPANIA DE AVIACION, S.A. DE C.V.   CARRIER AIRLINE                      15        25.00         270,824        226,910
10  GESTORA DE INVERSIONES               COMMERCIALIZATION OF
    AUDIOVISUALES, S.A.U.                TELEVISION PROGRAMMING        2,480,405        40.00         370,403         71,789
11  TELEVISORA DEL YAQUI, S.A. DE C.V.   OPERATION AND/OR
                                         BROADCASTING OF T.V.          4,124,986        15.00             412         40,171
12  PUBLICIDAD VIRTUAL                   TV ADVERTISING
    LATINOAMERICANA, LTDA                SERVICES                              1       100.00          20,985           (774)
13  TELEVISA EMI MUSIC, S.A DE C.V.      MUSIC RECORDING                      25        50.00              25         (6,320)
14  UNIVISION COMMUNICATIONS, INC.       BROADCASTING OF T.V.
                                         SPANISH PROGRAMS             30,187,534         9.90       5,602,976      6,422,484
--------------------------------------------------------------------------------------------------------------------------------
    TOTAL INVESTMENT IN ASSOCIATES                                                                  7,678,182      7,358,816

--------------------------------------------------------------------------------------------------------------------------------
    OTHER PERMANENT INVESTMENTS                                                                                    1,453,312

--------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                                                           7,678,182      8,812,128
--------------------------------------------------------------------------------------------------------------------------------

                             CREDIT BREAK DOWN
                        (Thousands of Mexican Pesos)

                                                                                                                    CONSOLIDATED
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                                                 AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSANDS OF $)
                                                               -----------------------------------------------------------------
                                  AMORTIZATION    INTEREST                                TIME INTERVAL
                                                               -----------------------------------------------------------------
   CREDIT TYPE / INSTITUTION          DATE          RATE        CURRENT    UNTIL 1    UNTIL 2     UNTIL 3    UNTIL 4    UNTIL 5
                                                                 YEAR       YEAR       YEAR        YEAR       YEAR       YEAR
--------------------------------------------------------------------------------------------------------------------------------
           BANKS
--------------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
--------------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
--------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.                      4/23/2012        10.35                                                              2,000,000
BANAMEX, S.A.                      5/21/2009         9.70                                        1,162,460
BANAMEX, S.A.                       5/1/2008         8.93       120,000               480,000
BANAMEX, S.A.                      4/20/2016         8.74                                                              2,100,000
SANTANDER SERFIN                   4/21/2016         8.98                                                              1,400,000
BANK OF AMERICA                    3/31/2010         6.58
SUNTRUST BANK MIAMI, NATIONAL       4/1/2008         4.50
LEASING DE COLOMBIA                6/28/2009        13.49
LEASING DE OCCIDENTE               4/29/2007        15.86



--------------------------------------------------------------------------------------------------------------------------------
OTHER
--------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                     120,000       -       480,000    1,162,460      -      5,500,000
--------------------------------------------------------------------------------------------------------------------------------
                     STOCK MARKET
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                  AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)
                                                               -----------------------------------------------------------------
                                  AMORTIZATION    INTEREST                                TIME INTERVAL
                                                               -----------------------------------------------------------------
   CREDIT TYPE / INSTITUTION          DATE          RATE        CURRENT    UNTIL 1    UNTIL 2     UNTIL 3    UNTIL 4    UNTIL 5
                                                                 YEAR       YEAR       YEAR        YEAR       YEAR       YEAR
--------------------------------------------------------------------------------------------------------------------------------
           BANKS
--------------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
--------------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
--------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.                      4/23/2012        10.35
BANAMEX, S.A.                      5/21/2009         9.70
BANAMEX, S.A.                       5/1/2008         8.93
BANAMEX, S.A.                      4/20/2016         8.74
SANTANDER SERFIN                   4/21/2016         8.98
BANK OF AMERICA                    3/31/2010         6.58         284          284        569        568     28,923
SUNTRUST BANK MIAMI, NATIONAL       4/1/2008         4.50                    4,538      4,538
LEASING DE COLOMBIA                6/28/2009        13.49         188           22         52        192
LEASING DE OCCIDENTE               4/29/2007        15.86         139           69



--------------------------------------------------------------------------------------------------------------------------------
OTHER                                                             611        4,913      5,159        760      28,923       -
--------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS
--------------------------------------------------------------------------------------------------------------------------------
                     STOCK MARKET
--------------------------------------------------------------------------------------------------------------------------------

                             CREDIT BREAK DOWN
                        (Thousands of Mexican Pesos)


                                                                                                                    CONSOLIDATED
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                                                 AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSANDS OF $)
                                                               -----------------------------------------------------------------
                                  AMORTIZATION    INTEREST                                TIME INTERVAL
                                                               -----------------------------------------------------------------
   CREDIT TYPE / INSTITUTION          DATE          RATE        CURRENT    UNTIL 1    UNTIL 2     UNTIL 3    UNTIL 4    UNTIL 5
                                                                 YEAR       YEAR       YEAR        YEAR       YEAR       YEAR
--------------------------------------------------------------------------------------------------------------------------------
     LISTED STOCK EXCHANGE
--------------------------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------------
      PRIVATE PLACEMENTS
--------------------------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------------------------
UDI-DENOMINATED NOTES               4/13/2007        8.15                 950,904
HOLDERS                             9/13/2011        8.41
HOLDERS                             3/11/2032        8.94
HOLDERS                             3/18/2025        6.97
HOLDERS                             9/19/2013        9.86
--------------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL STOCK MARKET                                           0      950,904        0           0          0            0
--------------------------------------------------------------------------------------------------------------------------------
          SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                             6/30/2006                           1,602,337
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                  AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)
                                                               -----------------------------------------------------------------
                                  AMORTIZATION    INTEREST                                TIME INTERVAL
                                                               -----------------------------------------------------------------
   CREDIT TYPE / INSTITUTION          DATE          RATE        CURRENT    UNTIL 1    UNTIL 2     UNTIL 3    UNTIL 4    UNTIL 5
                                                                 YEAR       YEAR       YEAR        YEAR       YEAR       YEAR
--------------------------------------------------------------------------------------------------------------------------------
     LISTED STOCK EXCHANGE
--------------------------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------------
      PRIVATE PLACEMENTS
--------------------------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------------------------
UDI-DENOMINATED NOTES               4/13/2007        8.15
HOLDERS                             9/13/2011        8.41                                                               816,356
HOLDERS                             3/11/2032        8.94                                                             3,403,800
HOLDERS                             3/18/2025        6.97                                                             6,807,600
HOLDERS                             9/19/2013        9.86                                                               127,654
--------------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL STOCK MARKET                                           0            0          0           0        0    11,155,410
--------------------------------------------------------------------------------------------------------------------------------
          SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                             6/30/2006
--------------------------------------------------------------------------------------------------------------------------------

                             CREDIT BREAK DOWN
                        (Thousands of Mexican Pesos)

                                                                                                                    CONSOLIDATED
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                                                 AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSANDS OF $)
                                                               -----------------------------------------------------------------
                                  AMORTIZATION    INTEREST                                TIME INTERVAL
                                                               -----------------------------------------------------------------
   CREDIT TYPE / INSTITUTION          DATE          RATE        CURRENT    UNTIL 1    UNTIL 2     UNTIL 3    UNTIL 4    UNTIL 5
                                                                 YEAR       YEAR       YEAR        YEAR       YEAR       YEAR
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                            6/30/2006
--------------------------------------------------------------------------------------------------------------------------------
        TOTAL SUPPLIERS                                            -      1,602,337       -           -          -         -
--------------------------------------------------------------------------------------------------------------------------------
 OTHER CURRENT LIABILITIES AND
        OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                            6/30/2006                              1,324,528
VARIOUS                             9/7/2000                                          192,793
--------------------------------------------------------------------------------------------------------------------------------
            TOTAL                                               120,000   3,877,769   672,793    1,162,460       -    5,500,000
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                  AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)
                                                               -----------------------------------------------------------------
                                  AMORTIZATION    INTEREST                                TIME INTERVAL
                                                               -----------------------------------------------------------------
   CREDIT TYPE / INSTITUTION          DATE          RATE        CURRENT    UNTIL 1    UNTIL 2     UNTIL 3    UNTIL 4    UNTIL 5
                                                                 YEAR       YEAR       YEAR        YEAR       YEAR       YEAR
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                            6/30/2006                              1,965,967
--------------------------------------------------------------------------------------------------------------------------------
        TOTAL SUPPLIERS                                            -      1,965,967       -          -           -         -
--------------------------------------------------------------------------------------------------------------------------------
 OTHER CURRENT LIABILITIES AND
        OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                            6/30/2006                     41,516     675,304
VARIOUS                             9/7/2000                                          533,562     107,464   120,495      899,535
--------------------------------------------------------------------------------------------------------------------------------
            TOTAL                                                42,127   2,646,184   538,721     108,224   149,418   12,054,945
--------------------------------------------------------------------------------------------------------------------------------


NOTES
  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

                      $      11.3460   PESOS PER U.S. DOLLAR
                              0.0044   PESOS PER COLOMBIAN PESO

                     MONETARY FOREIGN CURRENCY POSITION
                        (Thousands of Mexican Pesos)

                                                                                                CONSOLIDATED
                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------
                                              DOLLARS                  OTHER CURRENCIES
                                   ---------------------------  -----------------------------     TOTAL
         TRADE BALANCE               THOUSANDS     THOUSANDS       THOUSANDS      THOUSANDS     THOUSANDS
                                    OF DOLLARS     OF PESOS       OF DOLLARS      OF PESOS      OF PESOS
------------------------------------------------------------------------------------------------------------

MONETARY ASSETS                        804,270     9,125,247        223,146      2,531,815     11,657,062

LIABILITIES POSITION                 1,345,010    15,260,484         33,524        380,363     15,640,847

 SHORT-TERM LIABILITIES POSITION       212,606     2,412,228         33,255        377,311      2,789,539

  LONG-TERM LIABILITIES POSITION     1,132,404    12,848,256            269          3,052     12,851,308

------------------------------------------------------------------------------------------------------------
NET BALANCE                           (540,740)   (6,135,237)       189,622      2,151,452     (3,983,785)
------------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

            $   11.3460  PESOS PER U.S. DOLLAR
                14.4098  PESOS PER EURO
                 3.7073  PESOS PER ARGENTINEAN PESO
                 0.0208  PESOS PER CHILEAN PESO
                11.3460  PESOS PER PANAMANIAN BALBOA
                 0.0044  PESOS PER COLOMBIAN PESO
                 3.4926  PESOS PER PERUVIAN NUEVO SOL
                11.3460  PESOS PER ECUADORIAN SUCRE
                 0.0052  PESOS PER VENEZUELAN BOLIVAR
                 9.3840  PESOS PER SWISS FRANC

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

                       RESULT FROM MONETARY POSITION
                        (Thousands of Mexican Pesos)

                                                                                         CONSOLIDATED
                                                                                       FINAL PRINTING
-----------------------------------------------------------------------------------------------------
                                                   (ASSET) LIABILITY                     MONTHLY
        MONTH            MONETARY       MONETARY        MONETARY         MONTHLY          PROFIT
                          ASSETS      LIABILITIES       POSITION        INFLATION       AND (LOSS)
-----------------------------------------------------------------------------------------------------

JANUARY                 27,549,670     25,566,260       1,983,410          0.58          11,631

FEBRUARY                28,738,101     25,181,438       3,556,663          0.15           5,442

MARCH                   30,058,664     25,546,612       4,512,052          0.12           5,658

APRIL                   30,018,302     25,540,733       4,477,569          0.14           6,564

MAY                     27,646,271     27,139,452         506,819         (0.44)         (2,256)

JUNE                    29,316,228     27,548,286       1,767,942          0.10           1,768

RESTATEMENT                                                  -                              (13)

CAPITALIZATION                                               -                                -

FOREIGN CORP.                                                -                           14,905

OTHER                                                        -                 `          18,206

-----------------------------------------------------------------------------------------------------
TOTAL                                                                                    61,905
-----------------------------------------------------------------------------------------------------

NOTES

          THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 18,261, FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.

                              DEBT INSTRUMENTS

                                                               CONSOLIDATED
                                                             FINAL PRINTING
----------------------------------------------------------------------------
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF JUNE 30, 2006), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.


THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.




ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT JUNE 30, 2006, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL
RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

              PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                                            CONSOLIDATED
                                                                                          FINAL PRINTING
--------------------------------------------------------------------------------------------------------

         PLANT OR CENTER                 ECONOMIC ACTIVITY                    PLANT         UTILIZATION
                                                                             CAPACITY           (%)
--------------------------------------------------------------------------------------------------------
 TELEVISION:                                                                        0                0
CORPORATIVO SANTA FE              HEADQUARTERS                                      0                0
TELEVISA SAN ANGEL                PRODUCTION AND BROADCASTING PROGRAMMING.          0                0
TELEVISA CHAPULTEPEC              PRODUCTION AND BROADCASTING PROGRAMMING.          0                0
REAL ESTATE                       LAND AND UNOCCUPIED, BUILDING,                    0                0
                                  PARKING LOTS, ADMINISTRATIVE                      0                0
                                  OFFICES, RADIO ANTENNAS,                          0                0
                                  TELEVISION STATIONS FACILITIES.                   0                0
TRANSMISSION STATIONS             BROADCASTER STATIONS.                             0                0
PUBLISHING:                                                                         0                0
EDITORIALS                        ADMINISTRATION, SALES, PRODUCTION,                0                0
                                  STORAGE AND DISTRIBUTION OF                       0                0
                                  MAGAZINES AND NEWSPAPERS.                         0                0
RADIO:                                                                              0                0
SISTEMA RADIOPOLIS, S.A. DE C.V.  BROADCASTER STATIONS.                             0                0
CABLE TELEVISION:                                                                   0                0
CABLEVISION, S.A. DE C.V.         CABLE TELEVISION, SIGNAL CONDUCTION               0                0
                                  AND TRANSMISSION EQUIPMENT.                       0                0
OTHER BUSINESSES:                                                                   0                0
IMPULSORA DEL DEPORTIVO -         SOCCER, SOCCER TEAMS, TRAINING                    0                0
NECAXA, S.A. DE C.V. AND CLUB     FACILITIES, ADMINISTRATIVE OFFICES AND            0                0
DE FUTBOL AMERICA, S.A. DE C.V.   THE AZTECA STADIUM.                               0                0



NOTES

                             MAIN RAW MATERIALS


                                                                                                              CONSOLIDATED
                                                                                                            FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
                              MAIN                                                 MAIN             DOM.          COST
          DOMESTIC          SUPPLIERS                  FOREIGN                   SUPPLIERS         SUBST.      PRODUCTION
                                                                                                                   (%)
--------------------------------------------------------------------------------------------------------------------------

PROGRAMS AND FILMS       ANIME CREATIVE
                         CORPORATION                                                                              0.36
                         CINEMA INC,
                         S.A. DE C.V.                                                                             0.35
                         CINEMATOGRAFICA
                         RODRIGUEZ, S.A.                                                                          0.47
                         DIANA INTERNACIO-
                         NAL  FILMS, S.A.                                                                         0.19
                         DIRSOL,
                         S.A. DE C.V.                                                                             0.19
                         DISTRIBUIDORA RO-
                         MARI, S.A. DE C.V.                                                                       2.69
                         GUSSI, S.A. DE C.V.                                                                      2.54
                         HERMINE KINDLE
                         FUTCHER                                                                                  0.24
                         MARIA CLA-
                         RA MATA                                                                                  0.14
                         MULTIFILMS
                         BV                                                                                       0.15
                         NUVISION, S.A.                                                                           1.14
                         ORO FILMS,
                         S.A. DE C.V.                                                                             0.24
                         PELICULAS  RODRI-
                         GUEZ, S.A.                                                                               0.43
                         PRODUCCIONES
                         AGUILA                                                                                   0.15
                         PRODUCCIONES
                         ROSAS PRIEGO                                                                             0.28
                         PRODUCCIONES
                         TOBARI, S.A.                                                                             0.63
                         PRODUCTORA
                         FILMICA REAL,
                         S.A. DE C.V.                                                                             0.10
                         QUALITY FILMS,
                         S.A. DE C.V.                                                                             0.60
                         SECINE, S.A. DE C.V.                                                                     0.85
                         SOLFERINO
                         MEDIA, S.A. DE C.V.                                                                      0.09
                         OTHER                                                                                    1.15
                                                    PROGRAMS AND FILMS         ALFRED HABER
                                                                               DISTRIBUTION, INC.    NO           0.16
                                                                               ALLIANCE ATLAN-
                                                                               TIS INTERNATIONAL     NO           1.95
                                                                               AMERICA PRO-
                                                                               DUCCIONES, S.A.       NO           3.35
                                                                               BBC WORDLWIDE
                                                                               AMERICA, INC.         NO           0.46
                                                                               BETAFILM GMBH
                                                                               & CO.                 NO           0.21
                                                                               BUENAVISTA
                                                                               INTERNATIONAL,
                                                                               INC.                  NO           0.16
                                                                               CARSEY WERNER
                                                                               DISTRIBUTION,
                                                                               INC.                  NO           0.16
                                                                               CONSTELLATION
                                                                               PICTURES, INC.        NO           1.46
                                                                               CROWN MEDIA
                                                                               DISTRIBUTION,         NO
                                                                               LLC.                               0.34
                                                                               DIC ENTERTAIN-        NO
                                                                               MENT CORP.                         0.58
                                                                               DREAMWORKS            NO
                                                                               LLC.                               1.98
                                                                               ENTERTAINMENT         NO
                                                                               RIGHTS
                                                                               DISTRIBUTION          NO
                                                                               LIMITED                            0.19
                                                                               FIREWORKS INTER-
                                                                               NATIONAL              NO           0.35
                                                                               FREMANTLE MEDIA
                                                                               LIMITED               NO           1.24
                                                                               HALLMARK ENTER-
                                                                               TAINMENT              NO           0.27
                                                                               HEARTS ENTER-
                                                                               TAINMENT, INC.                     0.67
                                                                               INDEPENDENT           NO
                                                                               INTERNATIONAL         NO
                                                                               T.V. INC.                          2.85
                                                                               LIONS GATE
                                                                               FILM, INC.            NO           0.17
                                                                               LYONS
                                                                               PARTNERSHIP                        0.22
                                                                               MARATHON              NO
                                                                               INTERNATIONAL                      0.67
                                                                               METRO GOLDWYN         NO
                                                                               MAYER INTERNAT-
                                                                               IONAL                 NO           6.18
                                                                               MORGAN CREEK
                                                                               INTERNATIONAL,        NO
                                                                               INC.                               0.16
                                                                               MTV NETWORKS                       0.63
                                                                               A DIVISION OF         NO
                                                                               CORP.                              1.34
                                                                               MULTIFILMS            NO
                                                                               BV                                 0.39
                                                                               PANAMERICAN           NO
                                                                               WORLD
                                                                               INVESTMENTS,          NO
                                                                               LLC.                               0.22
                                                                               PARAMOUNT             NO
                                                                               PICTURES,
                                                                               CORP.                 NO           3.43
                                                                               POKEMON
                                                                               USA, INC.             NO           0.39
                                                                               RAINBOW,
                                                                               S.R.L.                             0.07
                                                                               RCN TELEVISION,       NO
                                                                               S.A.                               0.20
                                                                               REPRESENTA-
                                                                               CIONES DE  TELE-      NO
                                                                               VISION, INC.                       0.11
                                                                               SALSA ENTER-
                                                                               TAINMENT, INC.        NO           0.44
                                                                               SONY PICTURES
                                                                               TELEVISION            NO
                                                                               INTERNATIONAL                      6.91
                                                                               SONY CORPORA-
                                                                               TION OF AMERICA                    6.45
                                                                               TELESCREEN
                                                                               DISTRIBUTION                       0.18
                                                                               STUDIO CANAL
                                                                               IMAGE                              0.60
                                                                               TEPUY USA COR-
                                                                               PORATION                           0.50
                                                                               TOEI ANIMATION
                                                                               CO., LTD                           0.91
                                                                               TWENTIETH CEN-
                                                                               TURY FOX, INC.                     4.43
                                                                               UNIVERSAL
                                                                               STUDIOS INTER-
                                                                               NATIONAL, B.V.                    15.93
                                                                               WARNER BROS.
                                                                               INTERNATIONAL
                                                                               TELEVISION                        16.67
                                                                               WHILAND
                                                                               INTERNATIONAL
                                                                               INC.                               0.24
                                                                               ZACH MOTION
                                                                               PICTURES, INC.                     1.83
                                                                               OTHER                              1.37
COAXIAL CABLE RG
MAYA 60                  NACIONAL DE
                         CONDUCTORES,
                         S.A. DE C.V.                                                                             2.85
                                                    CABLEMODEMS                MOTOROLA, INC.        NO           2.58
                                                    HILTI  BOLT                HILTI  MEXICANA,

S.A. DE C.V.                                                                                         NO           0.01
                                                    SWITCH                     CABLENETWORK
                                                                               MEXICO                NO           0.02
                                                    TWO OUTLET DEVICE AC 200   TVC CORPORATION      YES           0.02
                                                    DECODER                    MOTOROLA, INC.        NO          76.62
COUCHE PAPER             ABASTECEDORA
                         LUMEN, S.A.                                                                              0.92
                         MAG PAPER                                                                                0.35
                         PAPELERA
                         MOGHABA,
                         S.A.                                                                                     0.02
                         SUMINISTROS
                         BROM, S.A.                                                                               0.22
                         TORRAS PAPEL,
                         S.A.                                                                                     0.11
                                                    COUCHE PAPER               STORAM ENSON         YES           5.71
                                                                               BULKLEY DUNTON       YES          26.76
                                                                               M REAL               YES           1.65
                                                                               MYLLLIKOSKI
                                                                               PAPEL                YES           5.84
                                                                               BOWATER, INC.        YES           0.77
                                                                               NORKE CANADA         YES           0.05
                                                                               UPM                  YES           8.48
                                                                               COPAPER              YES           0.33
                                                                               TORRAS PAPEL,
                                                                               S.A.                 YES           0.12
                                                                               EDITORES, S.A.       YES           0.22
                                                                               EDITORIAL LA
                                                                               PATRIA               YES           0.47
                                                                               PRINTER
                                                                               COLOMBINA,           YES

S.A.                                                                                                              0.08
                                                                               GRUPO OP
                                                                               GRAFICAS, S.A.       YES           0.67
                                                                               PANAMERICANAS
                                                                               FORMAS E
                                                                               IMPRESION            YES           0.76
PAPER AND IMPRESSION     PRODUCTORA CO-
                         MERCIALIZADORA Y
                         EDITORES DE LI-
                         BROS , S.A. DE C.V.                                                                      7.62
                         OFFSET
                         MULTICOLOR
                         S.A.                                                                                    11.17
                         IMPRESOS MOINO                                                                           1.07
                         PROCESOS IND
                         DE PAPEL, S.A.                                                                           2.28
                         BARNICES PARA
                         EDICIONES DE
                         LIBROS, S.A.                                                                             1.09
                         SERVICIOS PRO-
                         FESIONALES
                         DE IMPRESION,
                         S.A. DE C.V.                                                                             0.91
                         GRUPO GRAFICO
                         ARENAL                                                                                   0.43
                         LITOGRAFIA
                         MAGNO GRAFT,
                         S.A.                                                                                     0.67
                         GRAFICA LA
                         PRENSA, S.A.                                                                             0.18
                         QUEBECOR
                         WORDL MEXICO                                                                             0.75
                         REFORSA                                                                                  1.43
                         METROCOLOR                                                                               0.56
                         LITOGRAFICA
                         INGRAMEX, S.A.                                                                           0.04
                                                    PAPER AND IMPRESSION       QUEBECOR
                                                                               CHILE, S.A.          YES           3.78
                                                                               QUEBECOR
                                                                               WORLD                YES
                                                                               BOGOTA                             1.25
                                                                               EDITORA              YES
                                                                               FASUDI
                                                                               LTDA.                YES           0.06
                                                                               GEMINIS, LTDA.       YES           0.05
                                                                               GRUPO OP GRA-        YES
                                                                               FICAS, S.A.          YES           0.80
                                                                               PRINTER COLOM-       YES
                                                                               BINA, S.A.           YES           0.26
                                                                               ST. IVES, INC.       YES           8.57
                                                                               BEST LITHO           YES           0.17
                                                                               EDITORES, S.A.       YES           0.17
                                                                               RR DONELLY                         2.49
                                                                               QUAD GRAPHICS        YES           0.06
                                                                               PRO-OFFSET EDI-
                                                                               TORIAL, LTDA.        YES           0.13

NOTES

                       SALES DISTRIBUTION BY PRODUCT

                                   SALES



                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                       NET SALES         MARKET                                  MAIN
                                ----------------------   SHARE    -----------------------------------------------------------------
        MAIN PRODUCTS             VOLUME       AMOUNT     (%)            TRADEMARKS                    CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------------
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS                   (482,841)

TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)      3    9,085,683                                        TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                             COMPANIA PROCTER & GAMBLE DE MEXICO,
                                                                                              S. DE R. L. DE C.V.
                                                                                             THE COCA-COLA EXPORT CORPORATION
                                                                                              SUCURSAL EN MEXICO
                                                                                             BIMBO, S.A. DE C.V.
                                                                                             MARCAS NESTLE, S.A. DE C.V.
                                                                                             PEPSI COLA MEXICANA, S. DE R.L.
                                                                                              DE C.V.
                                                                                             KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                             DANONE DE MEXICO, S.A. DE C.V.
                                                                                             SABRITAS, S DE R.L. DE C.V.
                                                                                             KELLOGG COMPANY MEXICO, S. DE R.L.
                                                                                              DE C.V.
                                                                                             COMPANIA CERVECERA DEL TROPICO, S.A.
                                                                                              DE C.V.
                                                                                             FRABEL, S.A. DE C.V.
OTHER INCOME                                   57,396                                        VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                               375,041                                        T.V. CABLE, S.A. DE C.V.
                                                                                             OPERADORA CENTRAL DE CABLE, S.A.
                                                                                              DE C.V.
                                                                                             CABLEVISION RED, S.A. DE C.V.
                                                                                             OPERADORA DEL PACIFICO DE CABLE, S.A.
                                                                                              DE C.V.
                                                                                             TELEVISION INTERNACIONAL, S.A. DE C.V.
                                                                                             OPERADORA DE CABLE DE OCCIDENTE, S.A.
                                                                                              DE C.V.
                                                                                             TELEVICABLE DEL CENTRO, S.A. DE C.V.
                                                                                             SERVICIOS DE COMUNICACION POR CABLE,
                                                                                              S.A. DE C.V.
                                                                                             CABLE OPERADORA DE LA COMARCA, S.A.
                                                                                              DE C.V.
                                                                                             CABLE NET INTERNATIONAL, S.A. DE C.V.
ADVERTISED TIME SOLD                           64,507                                        CERVECERIA MODELO, S.A. DE C.V.
                                                                                             TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                             COMUNICACIONES NEXTEL DE MEXICO, S.A.
                                                                                              DE C.V.
                                                                                             SUAVE Y FACIL, S.A. DE C.V.
                                                                                             OPERADORA DEFINITE, S.A. DE C.V.
                                                                                             EL PALACIO DE HIERRO, S.A. DE C.V.
                                                                                             ALESTRA, S. DE R.L. DE C.V.
                                                                                             VOLKSWAGEN DE MEXICO, S.A. DE C.V.
                                                                                             LG ELECTRONICS DE MEXICO, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION              32,170      409,382         TV Y NOVELAS MAGAZINE,         GENERAL PUBLIC (AUDIENCE)
                                                              TELEGUIA MAGAZINE,             DEALERS
                                                              VANIDADES MAGAZINE             COMMERCIAL CENTERS (MALLS)
                                                              COSMOPOLITAN MAGAZINE
                                                              NATIONAL GEOGRAPHIC MAGAZINE
                                                              TU MAGAZINE
                                                              REBELDE MAGAZINE
                                                              FIBRA AMERICA MAGAZINE
                                                              MEN'S HEALTH MAGAZINE
                                                              CARAS MAGAZINE
                                                              MUY INTERESANTE MAGAZINE
                                                              BIG BANG MAGAZINE
                                                              SEVENTEEN EN ESPANOL MAGAZINE
                                                              CAR AND DRIVER MAGAZINE
PUBLISHING                                    335,631                                        FRABEL, S.A. DE C.V.
                                                                                             KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                             DILTEX, S.A. DE C.V.
                                                                                             FABRICAS DE CALZADO ANDREA, S.A.
                                                                                              DE C.V.
                                                                                             ESPACIO PREFERENTE MEXICO, S.A.
                                                                                              DE C.V.
                                                                                             COMERCIALIZADORA DE CONTENIDOS
                                                                                              MOVILES, S.A. DE C.V.
                                                                                             MEDIA PLANNING, S.A. DE C.V.
                                                                                             BIMBO, S.A. DE C.V.
                                                                                             TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                             COMPANIA PROCTER & GAMBLE DE MEXICO,
                                                                                              S. DE R.L DE C.V.
OTHER INCOME                                   10,930                                        VARIOUS
PUBLISHING DISTRIBUTION:           5,204       95,148          MAGAZINE:                     GENERAL PUBLIC (AUDIENCE)
                                                              "MAESTRA PREESCOLAR"           DEALERS
                                                              "EL SOLITARIO"                 COMMERCIAL CENTERS (MALLS)
                                                              "CINEMANIA"
                                                              "REVISTA DEL CONSUMIDOR"
                                                              "ENTREPRENEUR"
SKY MEXICO
DTH BROADCAST SATELLITE                     3,372,010         SKY                            SUBSCRIBERS
PAY PER VIEW                                  105,756
CHANNEL COMMERCIALIZATION                      51,197                                        BANCO MERCANTIL DEL NORTE, S.A.
                                                                                             COMBE DE MEXICO, S.A. DE C.V.
                                                                                             DAIMLERCHRYSLER DE MEXICO, S.A.
                                                                                              DE C.V.
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                  750,107         CABLEVISION                    SUBSCRIBERS
INTERNET SERVICES                              78,399                                        SONY, S.A.
SERVICE INSTALLATION                           19,583                                        LPC, COLECTION, S.A.
PAY PER VIEW                                    6,081
CHANNEL COMMERCIALIZATION                      18,133
OTHER                                          21,419
RADIO:
ADVERTISED TIME SOLD                          211,263                                        PEGASO, PCS, S.A. DE C.V.
                                                                                             COMPANIA CERVECERA DEL TROPICO, S.A.
                                                                                              DE C.V.
                                                                                             COOPERATIVA LA CRUZ AZUL, S.C.L.
                                                                                             PROPIMEX, S.A. DE C.V.
                                                                                             UNILEVER DE MEXICO, S DE R.L. DE C.V.
                                                                                             CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A.
                                                                                              DE C.V.
                                                                                             CORPORACION NORTEAMERICANA, S.A.
                                                                                              DE C.V.
                                                                                             FARMACIAS GI, S.A. DE C.V.
                                                                                             BANCO MERCANTIL DEL NORTE, S.A.
                                                                                             MARCAS NESTLE, S.A. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                               199,724                                        CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                                             CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                                             OPERADORA DE CINEMAS, S.A. DE C.V.
                                                                                             MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                                             CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                             QUALITY FILMS, S. DE R.L. DE C.V.
                                                                                             GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION             294,336         AMERICA                        GENERAL PUBLIC (AUDIENCE)
                                                              REAL SAN LUIS                  FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES                             145,626         ESMAS.COM                      RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                                             PEGASO PCS, S.A. DE C.V.
                                                                                             MYALERCOM, S.A.
                                                                                             IUSACELL, S.A. DE C.V.
                                                                                             TELEFONOS DE MEXICO, S.A DE C.V.
                                                                                             OPERADORA UNEFON, S.A. DE C.V.
FOREIGN SALES
INTERSEGMENT ELIMINATIONS                      (6,778)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                         231,218                                        MCCANN ERICKSON, INC
                                                                                             BBD&O
                                                                                             SAATCHI & SAATCHI
                                                                                             OMD
                                                                                             GSD&M ADVERTISING
                                                                                             MINDSHARE
OTHER INCOME                                   46,079                                        VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                              148,567                                        DIRECTV ARGENTINA
                                                                                             GALAXY ENTERTAINMENT DE VZLA, C.A.
                                                                                              DIRECTV.
                                                                                             SKY CHILE TELEVISION
                                                                                             SUPER CABLE, AKL.
                                                                                             ECHOSTAR
ADVERTISING TIME SOLD                          27,305                                        MEDIA NETWORKS PERU,  S.A.C.
                                                                                             CAPITAL MEDIA
                                                                                             LA KD ENTERTAINMENT
                                                                                             NRD MEDIA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES                     938,508         TELEVISA                       KYOTO BROADCASTING SYSTEM, CO. LTD
                                                              TELEVISA                       TV. SBT CANAL 4 DE SAO PAULO, S.A.
                                                              TELEVISA                       CORPORACION  VENEZOLANA DE TELEVISION
                                                              TELEVISA                       COMPANIA PERUANA DE RADIODIFUSION,
                                                                                              S.A.
                                                              TELEVISA                       TV. FUTBOL, INC.
                                                              TELEVISA                       CORPORACION  MEDCOM PANAMA, S.A.
                                                              TELEVISA
PUBLISHING:
MAGAZINE CIRCULATION              19,290      276,653         T.V. Y NOVELAS MAGAZINE        GENERAL PUBLIC (AUDIENCE)
                                                              NATIONAL GEOGRAPHIC MAGAZINE   DEALERS
                                                              REBELDE MAGAZINE               COMMERCIAL CENTERS (MALLS)
                                                              VANIDADES MAGAZINE
                                                              COSMOPOLITAN MAGAZINE
                                                              TU  MAGAZINE
                                                              CARAS MAGAZINE
                                                              MAXIM MAGAZINE
                                                              FOAMY MAGAZINE
PUBLISHING                                    240,504                                        PROCTER & GAMBLE
                                                                                             P & G PRESTIGE
                                                                                             PARLUX INT'L
                                                                                             ESTEE LAUDER
                                                                                             JOHNSON & JOHNSON
                                                                                             WRIGLEY'S
PUBLISHING DISTRIBUTION:           7,583      115,528         SELECCIONES MAGAZINE           GENERAL PUBLIC (AUDIENCE)
                                                              HOLA MAGAZINE                  DEALERS
                                                              VEA MAGAZINE                   COMMERCIAL CENTERS (MALLS)
                                                              SOHO MAGAZINE
                                                              CROMOS MAGAZINE
                                                              JET SET MAGAZINE
                                                              SEMANA MAGAZINE
                                                              DINERO MAGAZINE
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                     3,368                                        NATIONAL AMUSEMENTS
                                                                                             LOEWS THEATRE MANAGEMENT CORP.
                                                                                             LIGHTNING ENTERTAINMENT, INC.
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      17,245,463
-----------------------------------------------------------------------------------------------------------------------------------

                       SALES DISTRIBUTION BY PRODUCT
                               FOREIGN SALES



                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                   NET SALES                                                    MAIN
                                ---------------                         -----------------------------------------------------------
        MAIN PRODUCTS           VOLUME   AMOUNT       DESTINATION         TRADEMARKS                       CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                    41,645 UNITED STATES OF AMERICA                                MCCANN ERICKSON, INC
                                                                                                        BBD&O
                                                                                                        SAATCHI & SAATCHI
                                                                                                        OMD
                                                                                                        GSD&M ADVERTISING
                                                                                                        MINDSHARE
OTHER INCOME                             46,079 UNITED STATES OF AMERICA                                VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                        106,534 SPAIN                                                   DIRECTV ARGENTINA
                                                ARGENTINA                                               GALAXY ENTERTAINMENT DE
                                                                                                         VZLA, C.A. DIRECTV.
                                                CHILE                                                   SKY CHILE TELEVISION
                                                GUATEMALA                                               SUPER CABLE, AKL.
                                                COLOMBIA                                                ECHOESTAR
                                                UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES               938,508 UNITED STATES OF AMERICA   TELEVISA                     KYOTO BROADCASTING SYSTEM,
                                                                                                         CO. LTD
                                                CENTRAL AMERICA            TELEVISA                     TV. SBT CANAL 4 DE SAO
                                                                                                         PAULO, S.A.
                                                CARIBBEAN                  TELEVISA                     CORPORACION  VENEZOLANA DE
                                                                                                         TELEVISION
                                                EUROPE                     TELEVISA                     COMPANIA PERUANA DE
                                                                                                         RADIODIFUSION, S.A.
                                                SOUTH AMERICA              TELEVISA                     TV. FUTBOL, INC.
                                                AFRICA                     TELEVISA                     CORPORACION  MEDCOM PANAMA,
                                                                                                         S.A.
                                                ASIA                       TELEVISA
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES               3,368                                                         NATIONAL AMUSEMENTS
                                                                                                        LOEWS THEATRE MANAGEMENT
                                                                                                         CORP.
                                                                                                        LIGHTNING ENTERTAINMENT,
                                                                                                         INC.
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                   189,573 UNITED STATES OF AMERICA                                MCCANN ERICKSON, INC
                                                                                                        BBD&O
                                                                                                        SAATCHI & SAATCHI
                                                                                                        OMD
                                                                                                        GSD&M ADVERTISING
                                                                                                        MINDSHARE
                                                                                                        VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                         42,033 SPAIN                                                   DIRECTV ARGENTINA
                                                ARGENTINA                                               GALAXY ENTERTAINMENT
                                                                                                         ARGENTINA, S.A.
                                                CHILE                                                   SKY CHILE TELEVISION
                                                GUATEMALA                                               SUPER CABLE, AKL.
                                                COLOMBIA                                                ECHOESTAR
                                                UNITED STATES OF AMERICA
ADVERTISING TIME SOLD                    27,305                                                         MEDIA NETWORKS PERU, S.A.C.
                                                                                                        CAPITAL MEDIA
                                                                                                        LA KD ENTERTAINMENT
                                                                                                        NRD MEDIA
PUBLISHING:
MAGAZINE CIRCULATION            19,290  276,653 GUATEMALA AND COSTA RICA   T.V. Y NOVELAS MAGAZINE      GENERAL PUBLIC (AUDIENCE)
                                                UNITED STATES OF AMERICA   NATIONAL GEOGRAPHIC MAGAZINE DEALERS
                                                PANAMA                     REBELDE MAGAZINE             COMMERCIAL CENTERS (MALLS)
                                                SOUTH AMERICA              VANIDADES MAGAZINE
                                                CENTRAL AMERICA            COSMOPOLITAN MAGAZINE
                                                                           TU MAGAZINE
                                                                           CARAS MAGAZINE
                                                                           MAXIM MAGAZINE
                                                                           FOAMY MAGAZINE
PUBLISHING                              240,504                                                         PROCTER & GAMBLE
                                                                                                        P & G PRESTIGE
                                                                                                        PARLUX INT'L
                                                                                                        ESTEE LAUDER
                                                                                                        JOHNSON & JOHNSON
                                                                                                        WRIGLEY'S
PUBLISHING DISTRIBUTION:         7,583  115,528 PANAMA                     SELECCIONES MAGAZINE         GENERAL PUBLIC (AUDIENCE)
                                                SOUTH AMERICA              HOLA MAGAZINE                DEALERS
                                                                           VEA MAGAZINE                 COMMERCIAL CENTERS (MALLS)
                                                                           SOHO MAGAZINE
                                                                           CROMOS MAGAZINE
                                                                           JET SET MAGAZINE
                                                                           SEMANA MAGAZINE
                                                                           DINERO MAGAZINE
INTERSEGMENT ELIMINATIONS                (6,778)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                 2,020,952
-----------------------------------------------------------------------------------------------------------------------------------


             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE



                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT JUNE 30, 2006, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                                 AUTHORIZED AMOUNT    EXERCISED AMOUNT     PROGRESS %
----------------------------------------    -----------------    ----------------     ----------

U.S. DOLLAR DENOMINATED PROJECTS:
DIGITALIZATION OF THE CABLE TELEVISION
  NETWORK                                     U.S.$   155.6       U.S.$   139.6           90%

GAMING BUSINESS PROJECTS                               36.2                 8.1           22%

INFORMATION TECHNOLOGY PROJECTS OF
  CABLE TELEVISION                                     19.0                17.0           89%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                  13.3                11.0           83%


MEXICAN PESOS DENOMINATED PROJECTS:


INFORMATION TECHNOLOGY PROJECTS                 PS.    38.3         PS.    22.3           58%
WAL-MART PROJECT                                      206.4               179.5           87%

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)


                                                               CONSOLIDATED
                                                             FINAL PRINTING
-------------------------------------------------------------------------------


     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     THE COMPANY HAD DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION. IN MARCH 2005, IN CONNECTION WITH THE ISSUANCE OF A PORTION OF ITS SENIOR NOTES DUE 2025 AND THE PREPAYMENT OF A PORTION OF ITS SENIOR NOTES DUE 2011, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF U.S.$400 MILLION OF ITS SENIOR NOTES DUE 2025. CONSECUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS). AS OF JUNE 30, 2006, THE TOTAL PRINCIPAL AMOUNT OF THE COMPANY'S LONG TERM DEBT BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$771.9 MILLION.

     THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2005, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2006, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2005 WAS 1.03184. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN FRS BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2005, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR JUNE 2005 WOULD HAVE BEEN 1.03538.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                               CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------

MEXICO CITY, D.F., JULY 17, 2006--GRUPO TELEVISA, S.A. (NYSE:TV; BMV:TLEVISA CPO; "TELEVISA" OR "THE COMPANY") TODAY ANNOUNCED RESULTS FOR THE SECOND QUARTER OF 2006. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2006.

NET SALES

CONSOLIDATED NET SALES INCREASED 20.9% TO PS.9,799.1 MILLION IN SECOND QUARTER 2006 COMPARED WITH PS.8,106.5 MILLION IN SECOND QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN TELEVISION BROADCASTING, SKY MEXICO, CABLE TELEVISION, PUBLISHING, PAY-TELEVISION NETWORKS, RADIO, OTHER BUSINESSES, PROGRAMMING EXPORTS, AND PUBLISHING DISTRIBUTION SEGMENTS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)

CONSOLIDATED OIBDA INCREASED 32.8% TO PS.4,449.3 MILLION IN SECOND QUARTER 2006 COMPARED WITH PS.3,350.6 MILLION IN SECOND QUARTER 2005. CONSOLIDATED OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 45.4%, UP FROM A MARGIN OF 41.3% REPORTED LAST YEAR. THE INCREASE IN CONSOLIDATED OIBDA REFLECTS HIGHER SALES PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES. IN ADDITION, CONSOLIDATED OPERATING INCOME ROSE 36.2% TO PS.3,792.8 MILLION IN SECOND QUARTER 2006 COMPARED WITH PS.2,784.6 MILLION IN SECOND QUARTER 2005.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.656.5 MILLION AND PS.566 MILLION IN THE SECOND QUARTER OF 2006 AND 2005, RESPECTIVELY.

NET INCOME

NET INCOME INCREASED 75.1% TO PS.2,307.4 MILLION IN SECOND QUARTER 2006 COMPARED WITH PS.1,317.7 MILLION IN SECOND QUARTER 2005. THE NET INCREASE OF PS.989.7 MILLION REFLECTED I) A PS.1,098.7 MILLION INCREASE IN OIBDA,
II) A PS.889.4 MILLION DECREASE IN INTEGRAL COST OF FINANCING, III) A PS.172.6 MILLION DECREASE IN OTHER EXPENSE, NET, AND IV) A PS.214 MILLION DECREASE IN MINORITY INTEREST. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.90.5 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION,
II) A PS.451.2 MILLION INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES,
III) A PS.469.2 MILLION INCREASE IN INCOME TAXES, AND IV) A PS.374.1 MILLION INCREASE IN EQUITY IN LOSS OF AFFILIATES.

SECOND-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER RESULTS ENDED JUNE 30, 2006 AND 2005, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2006.

TELEVISION BROADCASTING

SECOND-QUARTER SALES INCREASED 21.6% TO PS.5,615.4 MILLION COMPARED WITH PS.4,618.1 MILLION IN SECOND QUARTER 2005. THIS INCREASE WAS DRIVEN BY HIGHER ADVERTISING REVENUES RELATED TO I) THE BROADCAST OF CERTAIN GAMES OF THE 2006 FIFA WORLD CUP DURING THE MONTH OF JUNE; II) POLITICAL ADVERTISING RELATED TO THE PRESIDENTIAL ELECTIONS IN MEXICO; AND III) HIGHER RATINGS IN OUR TELENOVELAS AND REALITY SHOWS; AND IV) A 17.8% INCREASE IN LOCAL SALES.

SECOND-QUARTER OIBDA INCREASED 32.4% TO PS.3,017 MILLION COMPARED WITH PS.2,278.8 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 53.7% COMPARED WITH 49.3% IN SECOND QUARTER 2005. THESE RESULTS REFLECT HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES RELATED TO THE TRANSMISSION AND PRODUCTION OF THE 2006 FIFA WORLD CUP, AND HIGHER COSTS IN OUR NEWSCASTS RELATED TO COVERAGE OF THE ELECTION CAMPAIGN.

PAY TELEVISION NETWORKS

SECOND-QUARTER SALES INCREASED 25.9% TO PS.328.3 MILLION COMPARED WITH PS.260.7 MILLION IN SECOND QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO
I) HIGHER REVENUES FROM CHANNELS SOLD TO PAY-TELEVISION SYSTEMS IN MEXICO AND TO DIRECTV LATIN AMERICA'S BASIC PACKAGE; II) AN INCREASE IN SALES OF TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION; AND III) HIGHER ADVERTISING SALES.

SECOND-QUARTER OIBDA INCREASED 54.4% TO PS.162.7 MILLION COMPARED WITH PS.105.4 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED 49.6%
COMPARED WITH 40.4% IN SECOND QUARTER 2005, DRIVEN BY HIGHER SALES PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

SECOND-QUARTER SALES INCREASED 1% TO PS.513.8 MILLION COMPARED WITH PS.508.6 MILLION IN SECOND QUARTER 2005. THIS MARGINAL INCREASE REFLECTS A US$1.9 MILLION INCREASE IN ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT IN PUERTO RICO, WHICH WERE PARTIALLY OFFSET BY LOWER PROGRAMMING SALES IN ASIA AND AFRICA. ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT IN THE UNITED STATES WERE FLAT COMPARED WITH THE SAME QUARTER LAST YEAR, AT US$28.6 MILLION FOR THE QUARTER.

SECOND-QUARTER OIBDA INCREASED 5.6% TO PS.212.1 MILLION COMPARED WITH PS.200.8 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED 41.3% COMPARED WITH 39.5% IN SECOND QUARTER 2005, REFLECTING A MARGINAL SALES INCREASE AND LOWER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

SECOND-QUARTER SALES INCREASED 13.2% TO PS.740.2 MILLION COMPARED WITH PS.653.9 MILLION IN SECOND QUARTER 2005. THIS INCREASE REFLECTS I) SALES OF PS.32.7 MILLION IN EDITORA CINCO, WHICH WE BEGAN CONSOLIDATING IN OUR FINANCIAL STATEMENTS DURING THE FIRST QUARTER OF 2006; II) AN INCREASE IN ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD; III) HIGHER MAGAZINE CIRCULATION ABROAD; AND IV) THE POSITIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.23.5 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER MAGAZINE CIRCULATION IN MEXICO.

SECOND-QUARTER OIBDA INCREASED 5.5% TO PS.148 MILLION COMPARED WITH PS.140.3 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED 20% COMPARED WITH 21.5% IN SECOND QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH WERE DUE PRIMARILY TO THE CONSOLIDATION OF EDITORA CINCO AND HIGHER PAPER AND PRINTING COSTS.

PUBLISHING DISTRIBUTION

SECOND-QUARTER SALES INCREASED 3.7% TO PS.105.7 MILLION COMPARED WITH PS.101.9 MILLION IN SECOND QUARTER 2005. THIS INCREASE REFLECTS I) HIGHER CIRCULATION ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY, AND II) THE POSITIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.6 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES.

SECOND-QUARTER OIBDA INCREASED 91.9% TO PS.7.1 MILLION COMPARED WITH PS.3.7 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED 6.7% COMPARED WITH 3.6% IN SECOND QUARTER 2005, REFLECTING HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

SKY MEXICO

SECOND-QUARTER SALES INCREASED 22.1% TO PS.1,816.8 MILLION, COMPARED WITH PS.1,488.4 MILLION IN SECOND QUARTER 2005. THE INCREASE IS ATTRIBUTABLE TO A 17.4% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF JUNE 30, 2006,
REACHED 1,389,800 GROSS ACTIVE SUBSCRIBERS (INCLUDING 76,800 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,183,800 GROSS ACTIVE SUBSCRIBERS (INCLUDING 65,000 COMMERCIAL SUBSCRIBERS) AS OF THE END OF THE SECOND QUARTER OF LAST YEAR.

SECOND-QUARTER OIBDA INCREASED 39.1% TO PS.843.1 MILLION COMPARED WITH PS.606 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED 46.4% COMPARED WITH 40.7% IN SECOND QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE TELEVISION

SECOND-QUARTER SALES INCREASED 41.1% TO PS.481.3 MILLION COMPARED WITH PS.341.2 MILLION IN SECOND QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO
I) A 17.6% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF JUNE 30, 2006, REACHED 458,312 SUBSCRIBERS (INCLUDING 367,435 DIGITAL SUBSCRIBERS) COMPARED WITH 389,657 SUBSCRIBERS (INCLUDING 190,416 DIGITAL SUBSCRIBERS) AS OF THE END OF THE SECOND QUARTER OF LAST YEAR; II) A 73.8% INCREASE IN BROADBAND SUBSCRIBERS TO 75,863 IN THE SECOND QUARTER OF 2006 COMPARED WITH 43,646 REPORTED LAST YEAR; AND III) HIGHER ADVERTISING SALES.

SECOND-QUARTER OIBDA INCREASED 93.8% TO PS.208.3 MILLION COMPARED WITH PS.107.5 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED 43.3% COMPARED WITH 31.5% IN SECOND QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

RADIO

SECOND-QUARTER SALES INCREASED 43.9% TO PS.129.1 MILLION COMPARED WITH PS.89.7 MILLION IN SECOND QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO
I) AN INCREASE IN ADVERTISING TIME SOLD, MAINLY FROM THE BROADCAST OF THE 2006 FIFA WORLD CUP; II) POLITICAL ADVERTISING RELATED TO THE PRESIDENTIAL ELECTIONS IN MEXICO; AND III) HIGHER SALES GENERATED BY OUR AFFILIATION AGREEMENT WITH RADIORAMA. SECOND-QUARTER OIBDA INCREASED 100.6% TO PS.30.9 MILLION COMPARED WITH PS.15.4 MILLION IN SECOND QUARTER 2005, AND OIBDA MARGIN REACHED 23.9% COMPARED WITH 17.2% IN SECOND QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 7.6% TO PS.329 MILLION COMPARED WITH PS.305.7 MILLION IN SECOND QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR SPORTS BUSINESSES, WHICH WERE PARTIALLY OFFSET BY LOWER SALES IN OUR FEATURE-FILM PRODUCTION AND DISTRIBUTION BUSINESS AND IN OUR SMS MESSAGING SERVICE.

SECOND-QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.87.1 MILLION IN SECOND QUARTER 2006 COMPARED WITH A LOSS OF PS.57.8 MILLION IN SECOND QUARTER 2005 ATTRIBUTABLE TO HIGHER COST OF SALES AND OPERATING EXPENSES, PRIMARILY RELATED TO OUR GAMING BUSINESS, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE SECOND QUARTER 2006 AND 2005, AMOUNTED TO PS.260.5 MILLION AND PS.261.7 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

IN 2005, WE ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2 (IFRS 2), "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. IFRS 2 REQUIRES ACCRUING IN STOCKHOLDERS' EQUITY THE SHARE-BASED COMPENSATION EXPENSE MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OUR OFFICERS AND EMPLOYEES. IN THE SECOND QUARTER 2006, WE RECOGNIZED A SHARE-BASED COMPENSATION OF PS.45.7 MILLION AS CORPORATE EXPENSE.

NON-OPERATING RESULTS

INTEGRAL RESULT OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING DECREASED BY PS.889.4 MILLION TO AN INTEGRAL INCOME OF FINANCING OF PS.195.1 MILLION IN SECOND QUARTER 2006 COMPARED WITH AN INTEGRAL COST OF FINANCING OF PS.694.3 MILLION IN SECOND QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY I) A PS.786.2 MILLION INCREASE IN NET FOREIGN EXCHANGE GAIN RESULTING PRIMARILY FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FOREIGN-EXCHANGE RATE OF THE COUPON SWAPS ENTERED INTO BY US TO SWAP INTO FIXED MEXICAN PESOS UP TO FIVE YEARS OF US-DOLLAR-DENOMINATED COUPONS OF A PORTION OF OUR US-DOLLAR-DENOMINATED OUTSTANDING INDEBTEDNESS, AS WELL AS FROM A HIGHER AVERAGE AMOUNT OF FOREIGN CURRENCY ASSET POSITION, NET OF INDEBTEDNESS, WHICH IS PARTIALLY HEDGED BY OUR INVESTMENT IN UNIVISION, IN CONJUNCTION WITH A 4.05% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN SECOND QUARTER 2006 COMPARED WITH A 3.74% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN SECOND QUARTER 2005; II) A PS.72.5 MILLION DECREASE IN INTEREST EXPENSE AS A RESULT OF BOTH A LOWER AVERAGE AMOUNT OF DEBT AND A REDUCTION IN THE WEIGHTED-AVERAGE INTEREST RATE IN SECOND QUARTER 2006 COMPARED WITH SECOND QUARTER 2005; III) A PS.21.2 MILLION INCREASE IN INTEREST INCOME PRIMARILY IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS IN SECOND QUARTER 2006 COMPARED WITH LAST YEAR'S COMPARABLE PERIOD; AND IV) A PS.9.5 MILLION DECREASE IN LOSS FROM MONETARY POSITION RESULTING PRIMARILY FROM A LOWER INFLATION IN MEXICO IN SECOND QUARTER 2006 COMPARED WITH SECOND QUARTER 2005.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.451.2 MILLION TO PS.468.1 MILLION IN SECOND QUARTER 2006 COMPARED WITH PS.16.9 MILLION IN SECOND QUARTER 2005. THIS INCREASE REFLECTED PRIMARILY THE RECOGNITION IN SECOND QUARTER 2006 OF CERTAIN NON-RECURRING EXPENSES INCURRED IN CONNECTION WITH THE TENDER OFFER MADE BY SKY MEXICO IN APRIL 2006 FOR MOST OF ITS SENIOR NOTES DUE 2013.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.172.6 MILLION, OR 71.6%, TO PS.68.4 MILLION IN SECOND QUARTER 2006 COMPARED WITH PS.241 MILLION IN SECOND QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY A LOSS ON DISPOSITION OF NON-CURRENT ASSETS IN THE SECOND QUARTER OF 2005, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN FINANCIAL ADVISORY AND PROFESSIONAL FEES.

INCOME TAX

INCOME TAXES INCREASED BY PS.469.2 MILLION TO PS.933.9 MILLION IN SECOND QUARTER 2006 COMPARED WITH PS.464.7 MILLION IN SECOND QUARTER 2005. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE IN SECOND QUARTER 2006.

EQUITY IN RESULTS OF AFFILIATES

EQUITY IN LOSS OF AFFILIATES INCREASED BY PS.374.1 MILLION TO PS.232.8 MILLION IN SECOND QUARTER 2006 COMPARED WITH AN EQUITY IN INCOME OF AFFILIATES OF PS.141.3 MILLION IN SECOND QUARTER 2005. THIS INCREASE REFLECTED PRIMARILY EQUITY IN LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN IN WHICH WE HAVE A 40% INTEREST.

MINORITY INTEREST

MINORITY INTEREST DECREASED BY PS.214 MILLION TO A BENEFIT OF PS.22.7 MILLION IN SECOND QUARTER 2006 COMPARED WITH A CHARGE OF PS.191.3 MILLION IN SECOND QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY THE PORTION OF NET LOSS ATTRIBUTABLE TO THE INTEREST HELD BY A MINORITY EQUITY OWNER IN THE SKY MEXICO BUSINESS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN SECOND QUARTER 2006 OUR CAPITAL EXPENDITURES TOTALED US$61.2 MILLION, INCLUDING US$18.2 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$29.4 MILLION FOR SKY MEXICO, US$5.7 MILLION FOR GAMING, AND US$7.9 MILLION FOR OUR TELEVISION BROADCASTING AND OTHER BUSINESS SEGMENTS.

DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.19,409.1 MILLION AND PS.22,469.8 MILLION AS OF JUNE 30, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A
CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,076.4 MILLION AND PS.2,410.2 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,308.8 MILLION AND PS.1,353.1 MILLION AS OF JUNE 30, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.85.5 MILLION AND PS.74.5 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2006 AND 2005, OUR CONSOLIDATED NET DEBT WAS PS.567.6 MILLION AND PS.7,312.2 MILLION, RESPECTIVELY.

DIVIDEND PAYMENT

ON MAY 31, 2006, THE COMPANY MADE A PS.0.35 PER CPO CASH DISTRIBUTION TO SHAREHOLDERS, EQUIVALENT TO APPROXIMATELY PS.1,087 MILLION IN NOMINAL TERMS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THE SECOND QUARTER OF 2006, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69.1%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.4%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.1%.

OUTLOOK FOR 2006

WE CONTINUE TO EXPECT OUR TELEVISION BROADCASTING BUSINESS TO ACHIEVE HIGH-SINGLE-DIGIT SALES GROWTH FOR THE FULL YEAR 2006. IN ADDITION, WE ARE RAISING OUR FULL-YEAR OIBDA GUIDANCE. WE NOW EXPECT TELEVISION BROADCASTING OIBDA MARGIN TO EXCEED 50%; ON A CONSOLIDATED BASIS, WE EXPECT OUR OIBDA MARGIN TO REACH 42%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

                       FINANCIAL STATEMENT NOTES (1)

                                                               CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
     OF JUNE 30, 2006, EXCEPT PER CPO, PER SHARE, AND PER UDI AMOUNTS)

1.   ACCOUNTING POLICIES:

     THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2006 AND 2005, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL
STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS ("MEXICAN FRS"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2006.

2.   PROPERTY, PLANT AND EQUIPMENT:

         PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:



                                               2006               2005
                                         -----------------  ----------------
BUILDINGS                                Ps.    8,074,188   Ps.   7,876,584
BUILDING IMPROVEMENTS                           1,580,316         1,709,654
TECHNICAL EQUIPMENT                            19,475,776        17,953,802
SATELLITE TRANSPONDERS                          1,811,759         1,689,661
FURNITURE AND FIXTURES                            514,301           593,744
TRANSPORTATION EQUIPMENT                        1,060,657         1,154,424
COMPUTER EQUIPMENT                              1,523,727         1,520,371
                                         -----------------  ----------------
                                               34,040,724        32,498,240
ACCUMULATED DEPRECIATION                      (18,593,197)      (17,348,591)
                                         -----------------  ----------------
                                               15,447,527        15,149,649
LAND                                            3,854,549         3,852,385
CONSTRUCTION AND PROJECTS IN PROGRESS             866,466           702,764
                                         -----------------  ----------------
                                         Ps.   20,168,542   Ps.  19,704,798
                                         =================  ================

     DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005, WAS PS.1,133,584 AND PS.1,021,932, RESPECTIVELY.


3.   LONG-TERM DEBT SECURITIES:

     AS OF JUNE 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                                    2006                                     2005
                                                   ---------------------------------------  -----------------------------------
                                                     U.S. DOLLAR                              U.S. DOLLAR
                                                      PRINCIPAL                                PRINCIPAL
                                                       AMOUNTS              MEXICAN             AMOUNTS            MEXICAN
           LONG-TERM DEBT SECURITIES                 (THOUSANDS)             PESOS            (THOUSANDS)           PESOS
------------------------------------------------   -----------------  --------------------  ---------------  ------------------
11.875%  SERIES "B"  SENIOR  NOTES DUE
   2006 (A)                                           $        -       Ps.             -       $     5,343     Ps.      59,222
8.625% SENIOR NOTES DUE 2005 (B)                               -                       -           200,000           2,216,801
8.000% SENIOR NOTES DUE 2011 (B) (C)                         71,951               816,356           75,484             836,665
6.625% SENIOR NOTES DUE 2025 (B) (C)                        600,000             6,807,600          600,000           6,650,402
8.500% SENIOR NOTES DUE 2032 (B)                            300,000             3,403,800          300,000           3,325,201
9.375% SENIOR NOTES DUE 2013 (D)                                                  127,654                            3,325,201
                                                             11,251                                300,000
                                                   -----------------  --------------------  ---------------  ------------------
                                                         $  983,202            11,155,410      $ 1,480,827          16,413,492
                                                   =================                        ===============
8.15% UDI-DENOMINATED NOTES DUE 2007 (C) (E)
                                                                                  950,904                              951,480
                                                                      --------------------                   ------------------
                                                                         Ps.   12,106,314                      Ps.  17,364,972
                                                                      ====================                   ==================


(A) THESE SERIES "B" SENIOR NOTES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON THESE SECURITIES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM AND IS PAYABLE SEMI-ANNUALLY.

(B) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2005, 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07%, 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%,
    RESPECTIVELY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION
    NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(C) IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE AND EXPIRED IN MARCH 2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP'S OUTSTANDING INDEBTEDNESS.

(D) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH
    RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS"), REPRESENTING 258,711,400 UDIS AS OF JUNE 30, 2006 AND 2005, RESPECTIVELY. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF JUNE 30, 2006 AND 2005 INCLUDES RESTAMENT OF PS.236,236 AND PS.214,059, RESPECTIVELY. THE UDI VALUE AS OF JUNE 30, 2006, WAS PS. 3.675538 PER UDI.

     IN 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600.0 MILLION. IN MARCH 2005, IN CONNECTION WITH THE ISSUANCE OF A PORTION OF ITS SENIOR NOTES DUE 2025, AND THE PREPAYMENT OF A PORTION OF ITS SENIOR NOTES DUE 2011, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF U.S.$400 MILLION OF THE SENIOR NOTES DUE 2025. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7). AS OF JUNE 30, 2006 AND 2005, THE TOTAL PRINCIPAL AMOUNT OF THE GROUP'S LONG-TERM DEBT BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION WAS APPROXIMATELY U.S.$771.9 MILLION AND U.S.$775.5 MILLION, RESPECTIVELY.

     IN JUNE 2005 AND JANUARY 2006, THE COMPANY REPURCHASED APPROXIMATELY U.S.$2.0 MILLION AND U.S.$3.5 MILLION, RESPECTIVELY, OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$2.4 MILLION AND U.S.$4.0 MILLION, RESPECTIVELY.

4.   CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY  AS OF  JUNE  30 IS  ANALYZED  AS
FOLLOWS:

                                                                    2006                                 2005
                                                     -----------------------------------  ------------------------------------
                                                          NOMINAL          RESTATED              NOMINAL          RESTATED
                                                           PESOS             PESOS                PESOS             PESOS
                                                     ---------------  --------------------------------------  ----------------
CAPITAL STOCK ISSUED                                  Ps. 2,524,174    Ps.    9,795,186     Ps.   2,524,174    Ps.  9,953,912
ADDITIONAL PAID-IN CAPITAL                                3,841,792           4,239,894           3,841,792         4,239,894
LEGAL RESERVE                                             1,197,574           1,990,782           1,018,068         1,810,107
RESERVE FOR REPURCHASE OF SHARES                          1,682,757           4,313,485           2,255,655         5,782,020
UNAPPROPRIATED EARNINGS                                   7,707,353          16,324,071           3,098,732        11,711,832
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES
                                                          3,408,826           3,901,123           3,414,524         3,905,378
CUMULATIVE EFFECT OF DEFERRED TAXES                                                              (2,197,681)       (3,006,033)
                                                         (2,197,681)         (3,006,033)
ACCUMULATED OTHER COMPREHENSIVE LOSS
                                                               --            (3,055,589)                --         (3,945,267)
NET INCOME FOR THE SIX MONTHS                                  --             3,598,281           1,871,159         1,930,733
SHARES REPURCHASED                                       (4,810,455)         (5,299,381)         (6,021,643)       (6,644,622)
                                                                      ------------------                      ----------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                                     Ps.  32,801,819                         Ps.25,737,954
                                                                      ==================                      ================



     IN APRIL 2005, THE COMPANY ISSUED 4,285 ADDITIONAL CPOS BY COMBINING 107,125 SERIES "A" SHARES, 94,270 SERIES "B" SHARES, 149,975 SERIES "D" SHARES AND 149,975 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A TRUST FOR A GROUP'S PENSION PLAN.

     IN APRIL 2005, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.1.35 PER CPO, EQUIVALENT TO PS.4,333,880 (PS.4,214,750 NOMINAL), WHICH WAS PAID IN CASH IN MAY, 2005.

     IN APRIL 2006, THE COMPANY'S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF PS.1,083,143 (PS.1,087,049 NOMINAL), WHICH CONSISTED OF NOMINAL PS.0.35 PER CPO AND NOMINAL PS.0.00299145 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2006; AND (II) THE CANCELLATION OF APPROXIMATELY 5,888.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 50.3 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2004, 2005 AND 2006.

     AS OF JUNE 30, 2006, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:


                         ISSUED          REPURCHASED        OUTSTANDING
                    -----------------  ----------------  -----------------
SERIES "A" SHARES    123,478,023,925     8,878,936,485    114,599,087,440
SERIES "B" SHARES     59,162,448,976     4,881,012,581     54,281,436,395
SERIES "D" SHARES     90,372,213,365     4,015,440,959     86,356,772,406
SERIES "L" SHARES     90,372,213,365     4,015,440,959     86,356,772,406
                    -----------------  ----------------  -----------------
                     363,384,899,631    21,790,830,984    341,594,068,647
                    =================  ================  =================


     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF JUNE 30, 2006, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY, AS
FOLLOWS:



                                                       A, B, D, AND L SHARES
                                       ------------------------------------------------------
                                          IN THE FORM        NOT IN THE
                                            OF CPOS         FORM OF CPOS          TOTAL           NET COST
                                       -------------------------------------------------------------------------
REPURCHASE PROGRAM (1)                         -                  -                 -           PS.     -
OWNED BY A COMPANY'S SUBSIDIARY
(2) (3)                                  4,511,291,499       537,563,559      5,048,855,058        (1,083,099)
ACQUIRED BY A COMPANY'S TRUST (4)(5)     8,911,753,812     7,830,222,114     16,741,975,926        (3,954,988)
ADVANCE FOR ACQUISITION OF SHARES
(2)                                            -                  -                 -                (261,294)
                                       =========================================================================
                                        13,423,045,311     8,367,785,673     21,790,830,984     PS.(5,299,381)
                                       =========================================================================

     (1) DURING THE FIRST QUARTER OF 2006, THE COMPANY REPURCHASED 430,372,800 SHARES IN THE FORM OF 3,678,400 CPOS, IN THE AMOUNT OF PS.154,650 (PS.154,715 NOMINAL). IN APRIL 2006, THE COMPANY CANCELLED 5,888,469,600 SHARES IN THE FORM OF 50,328,800 CPOS IN THE AMOUNT OF PS.1,627,261 (PS.1,570,121 NOMINAL).
     (2) IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN.
     (3) IN MARCH 2005, AND JULY 2005 THE GROUP RELEASED 2,036,135,556 SHARES, AND 1,114,850,763 SHARES IN THE FORM OF 17,402,868 CPOS, AND 9,528,639 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.168,988 AND PS.145,930, RESPECTIVELY. IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN. ALSO, IN MARCH 2006, THE GROUP RELEASED 2,186,313,597 SHARES, IN THE FORM OF 18,686,441 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.173,763 IN CONNECTION WITH SUCH PLAN.
     (4) IN CONNECTION WITH THE COMPANY'S LONG-TERM RETENTION PLAN.
     (5) IN APRIL 2006, THE GROUP RELEASED 40,018,680 SHARES IN THE FORM OF 342,040 CPOS, IN THE AMOUNT OF PS.4,600 IN CONNECTION WITH SUCH PLAN.

     THE GROUP ACCRUED IN STOCKHOLDER'S EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.91,764 (PS.91,842 NOMINAL), WHICH WAS REFLECTED IN INCOME AS CORPORATE EXPENSE FOR THE SIX MONTHS ENDED JUNE 30, 2006 (SEE NOTES 1 AND
11).

     IN MARCH 2006, THE COMPANY ANNOUNCED A CHANGE FROM 20 TO FIVE CPOS REPRESENTING EACH GDS, WHICH BECAME EFFECTIVE ON MARCH 22, 2006.


6.   RESERVE FOR REPURCHASE OF SHARES:

     AS OF JUNE 30, 2006, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,238,667. THIS RESERVE WAS USED IN 1999, 2000, 2003 AND 2006, IN THE AMOUNT OF PS.297,629, PS.665,319, PS.493,699 AND PS.1,468,535,
RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.


7.   INTEGRAL COST OF FINANCING:


     INTEGRAL COST OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED
OF:



                                           2006                 2005
                                        ---------------  ----------------
INTEREST EXPENSE (1)                     Ps.   957,758     Ps. 1,124,730
INTEREST INCOME                               (569,657)         (573,659)
FOREIGN EXCHANGE (GAIN) LOSS, NET (2)         (432,914)          412,618
LOSS  FROM MONETARY POSITION, NET (3)           61,905            43,085
                                        ---------------  ----------------
                                         Ps.    17,092     Ps. 1,006,774
                                        ===============  ================

     (1) INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.9,826 AND PS.12,744 NET IN THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005, RESPECTIVELY.
     (2) NET OF FOREIGN EXCHANGE GAIN IN 2006 INCLUDES A NET GAIN FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.127,778 AND NET FOREIGN EXCHANGE LOSS IN 2005 INCLUDES A NET LOSS FOREIGN CURRENCY DERIVATIVE CONTRACT OF PS.414,873. A FOREIGN EXCHANGE LOSS IN 2006 AND A FOREIGN EXCHANGE GAIN IN 2005 OF PS.554,090 AND PS.325,886, RESPECTIVELY, WERE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION AND RECOGNIZED IN STOCKHOLDERS' EQUITY AS OTHER COMPREHENSIVE LOSS.
     (3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2006 AND 2005 OF PS.18,261 AND PS.37,441, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, WAS DERIVED FROM:

                                                          2006               2005
                                                   -----------------  -----------------
ASSETS:
ACCRUED LIABILITIES                                 Ps.    827,272     Ps.    606,742
GOODWILL                                                   801,307            880,182
TAX LOSS CARRYFORWARDS                                   1,245,149          1,028,120
ALLOWANCE FOR DOUBTFUL ACCOUNTS                            417,686            448,736
CUSTOMER ADVANCES                                        1,377,503          1,473,251
OTHERS ITEMS                                               207,433                  -
                                                   -----------------  -----------------
                                                         4,876,350          4,437,031
                                                   -----------------  -----------------
LIABILITIES:
INVENTORIES                                               (232,490)          (718,543)
PROPERTY, PLANT AND EQUIPMENT - NET                     (1,145,452)        (1,330,476)
OTHER ITEMS                                             (1,304,191)        (1,253,005)
INNOVA                                                  (1,098,582)        (1,618,458)
                                                   -----------------  -----------------
                                                        (3,780,715)        (4,920,482)
                                                   -----------------  -----------------
DEFERRED INCOME TAX OF MEXICAN COMPANIES                 1,095,635           (483,451)
DEFERRED TAX OF FOREIGN SUBSIDIARIES                       (65,513)          (315,920)
ASSETS TAX                                               1,384,233          1,472,988
VALUATION ALLOWANCE                                     (2,555,530)        (2,402,811)
RECOVERABLE INCOME TAX FROM REPURCHASE OF SHARES                -             230,972
                                                   -----------------  -----------------
DEFERRED INCOME TAX LIABILITY                             (141,175)        (1,498,222)
EFFECT ON CHANGE OF INCOME TAX RATES                        32,549            189,261
                                                   -----------------  -----------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS      Ps.  (108,626)    Ps. (1,308,961)
                                                   =================  =================

9.   EXTRAORDINARY ITEMS:

     NO  EXTRAORDINARY  ITEMS,  AS  DEFINED BY MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     IN 2005, IN CONNECTION WITH THE ADOPTION OF THE GUIDELINES OF IFRS 2, "SHARE-BASED PAYMENT", THE GROUP RECOGNIZED A NON - TAXABLE CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE, IN THE AMOUNT OF PS.325,642, WHICH WAS REFLECTED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED (SEE NOTE 5).


     EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED BULLETIN D-3 RELATED TO RECOGNITION OF SEVERANCE INDEMNITIES, THE GROUP RECOGNIZED A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.183,735, NET OF A RELATED INCOME TAX BENEFIT OF PS.78,744 IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2006, ARE AS FOLLOWS:

                    HISTORICAL NET RESULT (1)                         RESTATED NET RESULT
                --------------------------------               ---------------------------------
                                                 INDEX AT END
  QUARTER        ACCUMULATED         QUARTER       OF PERIOD     ACCUMULATED        QUARTER
--------------  ---------------  ---------------  -----------  ---------------  ----------------
   3/05          Ps. 3,552,138    Ps. 1,663,877     114.484     Ps. 3,632,033    Ps. 1,701,300
   4/05              6,125,542        2,517,026     116.301         6,165,462        2,533,429
   1/06              1,293,608        1,293,608     117.309         1,290,850        1,290,850
   2/06              3,598,281        2,307,431     117.059         3,598,281        2,307,431

(1) AS REPORTED IN EACH QUARTER.


13.  INFORMATION BY SEGMENTS:

     INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005, WERE AS FOLLOWS:

                                            TOTAL REVENUES      INTERSEGMENT       CONSOLIDATED      OPERATING INCOME
                                                                  REVENUES           REVENUES             (LOSS)
                                            ---------------   -----------------  -----------------   ------------------
JUNE 2006:
TELEVISION BROADCASTING                     Ps.  9,420,376       Ps.   196,001    Ps.   9,224,375       Ps.  4,169,797
PAY TELEVISION NETWORKS                            615,420             132,090            483,330              289,715
PROGRAMMING EXPORTS                                938,508                  -             938,508              338,863
PUBLISHING                                       1,273,100              10,926          1,262,174              178,069
PUBLISHING DISTRIBUTION                            210,676               5,548            205,128                3,677
SKY MEXICO                                       3,528,963              85,137          3,443,826            1,091,351
CABLE TELEVISION                                   893,722               1,676            892,046              192,377
RADIO                                              211,263              20,806            190,457               24,646
OTHER BUSINESSES                                   643,054              37,435            605,619             (129,590)
ELIMINATIONS AND CORPORATE EXPENSES               (489,619)           (489,619)                -              (194,325)
                                            ---------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          Ps. 17,245,463       Ps.        -     Ps.  17,245,463       Ps.  5,964,580
                                            ===============   =================  =================   ==================
JUNE 2005:
TELEVISION BROADCASTING                     Ps.  8,116,435       Ps.   243,672    Ps.   7,872,763       Ps.  3,198,747
PAY TELEVISION NETWORKS                            503,507             149,513            353,994              189,893
PROGRAMMING EXPORTS                                917,396                  -             917,396              308,225
PUBLISHING                                       1,127,280              20,635          1,106,645              167,325
PUBLISHING DISTRIBUTION                            190,410               4,851            185,559              (13,505)
SKY MEXICO                                       2,833,538              14,783          2,818,755              727,153
CABLE TELEVISION                                   655,079               1,078            654,001               47,778
RADIO                                              153,825              26,768            127,057                6,068
OTHER BUSINESSES                                   672,030              28,776            643,254              (65,455)
ELIMINATIONS AND CORPORATE EXPENSES               (490,076)           (490,076)                -               (84,394)
                                            ---------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          Ps. 14,679,424        Ps.       -     Ps.  14,679,424       Ps.  4,481,835
                                            ===============   =================  =================   ==================


14.  SKY MEXICO


     IN THE FIRST QUARTER OF 2006, AFFILIATES OF DIRECTV COMPLETED THE ACQUISITION OF EQUITY INTERESTS IN SKY MEXICO, WHICH WERE FORMERLY HELD BY NEWS CORP, AND LIBERTY MEDIA. THIS ACQUISITION INCLUDED THE CAPITALIZATION OF THE PURCHASE PRICE OF THE LIST OF SUBSCRIBERS SOLD BY DIRECTV MEXICO TO SKY MEXICO IN THE AGGREGATE AMOUNT OF PS.621,112. AS A RESULT OF THESE TRANSACTIONS, THE GROUP'S EQUITY STAKE IN SKY MEXICO WAS REDUCED FROM 60% TO 52.7%, AND DIRECTV BECAME THE OWNER OF THE REMAINING 47.3% STAKE.

     IN THE  SECOND  QUARTER  OF 2006,  THE GROUP  EXERCISED  ITS OPTION TO
ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST IN SKY MEXICO THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. THIS MINORITY INTEREST ACQUISITION AMOUNTED TO APPROXIMATELY U.S.$58.7 MILLION, AND WAS FINANCED WITH CASH ON HAND. AFTER THIS TRANSACTION, THE GROUP'S INTEREST IN SKY MEXICO IS 58.7%, AND THE
REMAINING 41.3% IS OWNED BY DIRECTV. UNDER MEXICAN FRS, THE GROUP RECOGNIZED THIS MINORITY INTEREST ACQUISITION AS A TRANSACTION BETWEEN MINORITY AND MAJORITY EQUITY OWNERS, AND THE EXCESS OF THE PURCHASE PRICE PAID OVER THE CARRYING VALUE OF THE NET ASSETS ACQUIRED WAS ACCOUNTED FOR AS A CAPITAL DISTRIBUTION.


15.  INVESTMENTS

     IN THE SECOND HALF OF 2006, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, THE BROADCASTING TELEVISION VENTURE IN SPAIN, IN THE AMOUNT OF APPROXIMATELY 26 MILLION EUROS (PS.354,744).





                             - - - - - - - - -

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: July 19, 2006                         By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President